UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of october, 2008

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

Tele Norte Leste
Participações S.A.

Report of the independent auditors
on the special review of the
Quarterly Report - ITR
covering the periods ended on
June 30, 2008 and 2007

REPORT ON THE SPECIAL REVIEW

To the management and shareholders
Tele Norte Leste Participações S.A.

1             We have conducted a special review of the quarterly report (ITR) issued by Tele Norte Leste Participações S.A. (parent company and consolidated) for the quarter ended on June 30, 2008, comprising the balance sheet, statement of income, performance report and explanatory notes,  prepared under the responsibility of the company’s management. The review of the accounting information for the quarter ended on June 30, 2008 of the indirect subsidiaries TNL PCS S.A. ("Oi"), Companhia AIX de Participações and Tele Norte Celular Participações S.A., used for calculating the equity accounting and consolidating the accounts, as described in Note 15, was carried out under the responsibility of other independent auditors. Any reference in our report to amounts for these subsidiaries is exclusively based on the reports of those independent auditors.

2          Our review was conducted in accordance with the specific standards set down by IBRACON (Brazilian Institute of Independent Auditors) and the CFC (Federal Accounting Council), and mainly consisted: (a) inquiries and discussion with the administrators responsible for the company’s accounting, financial and operational areas, as to the principal criteria adopted in the preparation of the quarterly reports; and (b) reviewing the information and subsequent events that have or could come to have a material effect on the company’s financial position and operations.

3          Based on our special review and on the reports issued by other independent auditors, we are not aware of any material changes that should be made to the accounting information contained in the above mentioned quarterly report, in order for it to be in accordance with the regulations issued by the CVM (Brazilian Securities Commission) that are applicable to the preparation of quarterly reports, including CVM Instruction no 469/08.

4          As mentioned in note 2 (c), Law n˚ 11,638 was promulgated on December 28, 2007 and came into effect as from January 1, 2008. This law has modified, revoked and introduced new provisions regarding Law n° 6,404/76 (Brazilian Corporation Law) and brings about changes in the accounting practices adopted in Brazil (Brazilian GAAP). Although the law has already come into effect, some of the changes that it introduces require their adoption as standards by the regulatory bodies in order for them to be put into practice by the companies. So, during this transition phase, the CVM, through CVM Instruction nº 469/08, has allowed companies not to apply all the provisions of Law n° 11,638/07 in preparing their Quarterly Reports (ITRs). Hence, the financial statements contained in the Quartely Information - ITR for the quarter ended on June 30, 2008 were prepared according to specific CVM instructions and have not included all the modifications in the accounting practices introduced by Law n° 11,638/07.

5          The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, July 30, 2008.

José Luiz de Souza Gurgel
Partner-accountant
CRC RJ – 087339/O-4
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report                                                                                                                                  Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                                 Base-Date - 06/30/2008

01.01 - IDENTIFICATION

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S.A.	3 - CNPJ 02.558.134/0001-58
4 – NIRE 3330026253-9

01.02 - HEAD OFFICE

1 – ADDRESS Rua Humberto de Campos, 425 - 8º andar			2 - DISTRICT Leblon
3 - POST CODE 22430-190	4 – TOWN OR CITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - TELEPHONE 3131-1208	8 - TELEPHONE. 3131-1110	9 - TELEPHONE 3131-1315	10 - TELEX
11 - AREA CODE 021	12 - FAX 3131-1144	13 - FAX 3131-1155	14 - FAX
15 - E-MAIL invest@oi.net.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (company address for correspondence)

1 – NAME José Luís Magalhães Salazar			2 - ADDRESS Rua Humberto de Campos, 425 - 8º andar
3 – DISTRICT Leblon	4 - POST CODE 22430-190		5 - TOWN OR CITY Rio de Janeiro	6 - STATE RJ
7 - AREA CODE 021	8 - TELEPHONE 3131-1123	9 - TELEPHONE	10 - TELEPHONE	11 - AREA CODE 021	12 - FAX 3131-1155
13 - E-MAIL jls@oi.net.br

01.04 - AUDITING REFERÊNCES

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	2	04/01/2008	06/30/2008	1	01/01/2008	03/31/2008
9 - NAME OF AUDITORS BDO Trevisan Auditores Independentes					10 - CVM CODE 210-0
11 - NAME OF INDIVIDUAL RESPONSIBLE José Luiz de Souza Gurgel					12 - CPF OF INDIVIDUAL RESPONSIBLE 918.587.207-53

01.05 - CAPITAL STRUCTURE

Number of Shares (thousand)	1 - Current quarter to 06/30/2008	2 - Previous quarter to 03/31/2008	2 - Equal period last year to 06/30/2007
Paid-in Capital
1 – Common	130,612	130,612	130,612
2 – Preferred	261,223	261,223	261,223
3 – Total	391,835	391,835	391,835
Treasury Stock
4 – Common	3,071	3,238	3,238
5 – Preferred	6,475	6,475	6,475
6 – Total	9,546	9,713	9,713

01.06 - CORPORATE PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others	2 - SITUATION Operational	3 - NATURE OF SHAREHOLDER CONTROL Brazilian holding company	4 - CODE / ACTIVITY 1130 - Telecommunications
5 - MAIN ACTIVITY Telecommunications services	6 - TYPE OF CONSOLIDATION Total	7 - TYPE OF AUDITOR’S REPORT Unqualified Opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS AND/OR IOC DECLARED AND/OR PAID OUT DURING AND/OR AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVED	4 - DIVIDENDS /IOC	5 - PAYMENT INITIATED	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE (R$)
01	AGM	04/04/2008	Interest on capital	04/15/2008	Common	1.3225
02	AGM	04/04/2008	Interest on capital	04/15/2008	Preferred	1.3225
03	AGM	04/04/2008	Dividend	04/15/2008	Common	0.2098
04	AGM	04/04/2008	Dividend	04/15/2008	Preferred	0.2098

01.09 - SUBSCRIBED CAPITAL AND CHANGES WITHIN THE CURRENT FINANCIAL YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (thousand reais)	4 - CHANGE (thousand reais)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - ISSUE PRICE (reais)
01	04/04/2008	5,448,731	760,000	Retained earnings

01.10 - DIRECTOR OF INVESTOR RELATIONS

1 - DATE	2 – SIGNATURE

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

02.01 - BALANCE SHEET ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ITEM	3 - 06/30/2008	4- 03/31/2008
1	TOTAL ASSETS	13,666,081	14,038,244
1.01	CURRENT ASSETS	1,111,270	1,762,732
1.01.01	CASH & EQUIVALENT	767,400	617,442
1.01.02	CREDITS	0	0
1.01.03	OTHER	343,870	1,145,290
1.01.03.01	DEFERRED / RECOVERABLE TAXES	329,129	324,127
1.01.03.02	RELATED PARTY CREDITS	0	803,361
1.01.03.02.01	DIVIDENDS & INTEREST ON CAPITAL	0	803,361
1.01.03.03	PREPAID EXPENSES	14,393	12,342
1.01.03.04	OTHER CURRENT ASSETS	348	5,460
1.02	NON-CURRENT ASSETS	12,554,811	12,275,512
1.02.01	LONG TERM ASSETS	321,517	297,976
1.02.01.01	SUNDRY CREDITS	239,635	228,930
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	239,635	228,930
1.02.01.01.02	CREDITS RECEIVABLE	0	0
1.02.01.02	RELATED PARTY CRÉDITS	15,459	36
1.02.01.02.01	CREDITS IN RELATION TO SUBSIDIARIES	15,459	36
1.02.01.03	OTHER	66,423	69,010
1.02.01.03.01	JUDICIAL DEPOSITS & EMBARGOES	7,813	7,487
1.02.01.03.02	TAX INCENTIVES	9,286	9,286
1.02.01.03.03	PREPAID EXPENSES	49,216	52,129
1.02.01.03.04	OTHER LONG TERM ASSETS	108	108
1.02.02	PERMANENT ASSETS	12,233,294	11,977,536
1.02.02.01	INVESTMENT	12,219,230	11,963,059
1.02.02.01.01	HOLDINGS IN AFFILIATES	12,211,598	11,955,427
1.02.02.01.02	OTHER INVESTMENTS	7,632	7,632
1.02.02.02	PROPERTY, PLANT & EQUIPMENT	11,770	12,093
1.02.02.03	INTANGIBLE ASSETS	2,294	2,384
1.02.02.04	DEFERRED ASSETS	0	0

02.02 - BALANCE SHEET LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ITEM	3 - 06/30/2008	4 - 03/31/2008
2	TOTAL LIABILITIES	13,666,081	14,038,244
2.01	CURRENT LIABILITIES	730,239	1,355,101
2.01.01	LOANS & FINANCING	615,942	655,783
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES & CONTRIBUTIONS	19,100	18,513
2.01.04.01	DEFERRED / PAYABLE TAXES	3,055	2,716
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	16,045	15,797
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	91,634	571,755
2.01.06	DEBT TO RELATED PARTIES	0	104,985
2.01.06.01	DIVIDENDS & INTEREST ON CAPITAL	0	104,985
2.01.07	OTHER	3,563	4,065
2.01.07.01	PAYROLL & SOCIAL CHARGES / BENEFITS	1,617	1,539
2.01.07.02	OTHER CURRENT LIABILITIES	1,946	2,526
2.02	NON-CURRENT LIABILITIES	1,297,644	1,289,328
2.02.01	LONG TERM LIABILITIES	1,297,644	1,289,328
2.02.01.01	LOANS & FINANCING	661,456	682,068
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	794	959
2.02.01.04	DEBTS TO RELATED PARTIES	424,310	393,455
2.02.01.05	OTHER	211,084	212,846
2.02.01.05.01	REFIS II - TAX REFINANCING PROGRAM	143,086	144,823
2.02.01.05.02	OTHER LONG TERM LIABILITIES	67,998	68,023
2.02.02	UNREALIZED EARNINGS	0	0
2.03	NET EQUITY	11,638,198	11,393,815
2.03.01	CAPITAL STOCK	5,448,731	4,688,731
2.03.02	CAPITAL RESERVES	29,363	25,083
2.03.03	REVENUE RESERVES	5,452,301	6,207,578
2.03.03.01	LEGAL RESERVE	324,811	324,811
2.03.03.02	UNREALIZED INCOME RESERVE	0	0
2.03.03.03	OTHER REVENUE RESERVES	5,127,490	5,882,767
2.03.03.03.01	INVESTMENT RESERVE	5,496,033	6,256,033
2.03.03.03.02	TREASURY STOCK	(368,543)	(373,266)
2.03.04	RETAINED EARNINGS / ACCUMULATED LOSSES	707,803	472,423

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ITEM	3 - From: 04/01/2008 To: 06/30/2008	4 - From: 01/01/2008 To: 06/30/2008	5 - From: 04/01/2007 To: 06/30/2007	6 - From: 01/01/2007 To: 06/30/2007
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS SOLD AND/OR SERVICES PROVIDED	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME / (EXPENSES)	224,682	690,671	447,818	762,358
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL & ADMINISTRATIVE EXPENSES	(7,711)	(13,529)	(6,221)	(16,526)
3.06.03	FINANCIAL INCOME / (EXPENSES) - NET	(23,742)	(49,100)	(7,548)	(39,158)
3.06.03.01	FINANCIAL INCOME	15,787	29,220	26,724	46,716
3.06.03.02	FINANCIAL EXPENSES	(39,529)	(78,320)	(34,272)	(85,874)
3.06.04	OTHER OPERATING INCOME	(11)	0	2	1,925
3.06.05	OTHER OPERATING EXPENSES	(22)	(1,120)	1,014	(1,022)
3.06.06	EQUITY ADJUSTMENTS	256,168	754,420	460,571	817,139
3.07	OPERATING INCOME / (EXPENSES) - NET	224,682	690,671	447,818	762,358
3.08	NON-OPERATING INCOME / (EXPENSES) - NET	0	(3,655)	0	0
3.08.01	INCOME	0	0	0	0
3.08.02	EXPENSES	0	(3,655)	0	0
3.09	NET INCOME BEFORE TAXES / PROFIT SHARING	224,682	687,016	447,818	762,358
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(8)	(8)	0	0
3.11	DEFERRED INCOME TAX & SOCIAL CONTRIBUTION	10,706	20,795	4,277	17,020
3.12	PROFIT SHARING / STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	STATUTORY CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	NET PROFIT / (LOSS) FOR THE PERIOD	235,380	707,803	452,095	779,378
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	382,289	382,289	382,122	382,122
	PROFIT PER SHARE (R$)	0.61571	1.85149	1.18312	2.03961

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report                                                                                                               Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                            Base-Date - 06/30/2008

01765-5 - TELE NORTE LESTE PARTICIPAÇÕES S/A                                                              02.558.134/0001-58

04.01 - NOTES                                                                                 (In thousands of reais, unless otherwise specified)

1          Background

Tele Norte Leste Participações S.A. (“the Company” or "TNL") was founded on May 22, 1998, upon the break-up and privatization of Telecomunicações Brasileiras S.A. ("Telebrás"). The company’s main activities are taking equity stakes in other companies and furthering the operational and financial management of its directly and indirectly controlled subsidiaries. TNL is a holding company controlled by Telemar Participações S.A. (“Telemar Participações”), which, as at June 30, 2008, held 17.48% of the company’s total capital and 52.45% of its voting capital.

TNL is registered with the CVM (Brazilian Securities Commission) as a listed company whose shares are traded at the São Paulo Stock Exchange (BOVESPA). It is also registered with the SEC (U.S. Securities & Exchange Commission) and its Level II ADSs (American Depositary Shares) are listed at the New York Stock Exchange (NYSE) and traded as ADRs (American Depositary Receipts). Currently, 50.93% of the company’s preferred shares are traded at the NYSE in the form of ADRs.

(a)       The company’s business is divided into two major segments:

Wireline Services

Telemar Norte Leste S.A. (“TMAR”) is controlled by TNL, which, as at June 30, 2008, held 81.92% of the company’s total capital and 97.35% of its voting capital.

TMAR is the main provider of wireline services within its designated area of operations – National Region I – comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of Sector 3 of this Region, corresponding to the 57 municipalities of the “Triângulo Mineiro [Minas Triangle]” and “Alto Paranaíba [Upper Paranaíba]” regions in the state of Minas Gerais, where the Companhia de Telecomunicações do Brasil Central (CTBC) is the designated operator). These services are provided under the concessions granted by the National Telecommunications Agency (ANATEL), the regulatory body for the Brazilian telecom sector.

TMAR also holds the ANATEL concession to provide national long distance services within the same region. Until July 20, 2002, this concession only allowed for the provision of outgoing and incoming calls within said operating area.  As from that date, TMAR was also allowed to provide outgoing calls from Region I (excluding Sector 3) to the rest of the country, as a result of the company having already met its obligations under the General Plan for Universal Access Targets (PGMU), the deadline for which was December 31, 2003.

On December 22, 2005, new concession contracts were signed, with effect from January 1, 2006 and valid until December 31, 2025. In return, every two years, the concession holder has to pay ANATEL the equivalent of 2% of the previous year’s net revenue from telecom services. At the same time, new quality and universal access targets came into effect, as defined under the new PGMU and PGMQ (General Plan for Quality Targets).

On July 9, 2007, the government published in it’s Official Daily Government Newspaper (D.O.U.) the contractual amendments covering the transfer, from TNL PCS S.A. (“Oi”) to TMAR, of the authorization to provide Commutated Fixed Telephone Services (STFC), in the formats: (i) NLD - National Long Distance: in Region II, Region III and Sector 3 of Region I; and (ii) ILD - International Long Distance: throughout Brazil.

Wireless Services

• Oi, acquired by TMAR on May 30, 2003, had been set up for the purpose of bidding at ANATEL’s 001/2000 auction of SMP (Personal Mobile Services) concessions and acquired therein the rights to provide such services in Region I, for an indefinite period, as long as the authorization terms are met. The authorization was officially granted to Oi by ANATEL on March 12, 2001, along with the right to use the corresponding radio frequencies, for a period of 15 years, renewable for another 15 years, under onerous title, in return for the payment, every two years, of the equivalent of 2% of the previous year’s net revenue from SMP.

Due to regulatory circumstances, the SMP authorization and granting of the corresponding radio frequencies only became effective as from June 26, 2002, when Oi began its commercial operations.

As from November 30, 2005, with its takeover of Pegasus Telecom S.A., Oi also began to provide multimedia communication services (SCM) in Regions I, II and III.

Along with the authorization for SMP services, Oi was also authorized to provide STFC services, for an unlimited period, in the following formats:  (i) NLD services in Region II, which covers the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Goiás, Tocantins, Mato Grosso, Rondônia and Acre, together with the Federal District; in Region III, which covers the state of São Paulo; and in Sector 3 of Region I;  and (ii)  ILD services throughout Brazil. These authorizations were all subsequently transferred to TMAR, by means of Appendix nº 1 to ANATEL Authorization nº 205/2002/SPB and Appendix nº 1 to ANATEL Authorization nº 206/2002/SPB, published in the D.O.U. of July 9, 2007.

On December 6, 2007, the government published in the D.O.U. Act nº 68,982, of December 5, 2007, which partially ratifies the result of ANATEL Public Tender nº 001/2007/SPV, authorizing Oi to provide SMP and use the corresponding radio frequencies in the state of São Paulo, as well as expanding its bandwidth in all the states within Region I, namely: Amazonas, Roraima, Amapá, Pará, Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Minas Gerais, Espírito Santo and Rio de Janeiro.

At an Extraordinary General Meeting on March 7, 2008, Oi’s shareholders approved the absorption of Telemar Telecomunicações Ltda. by the parent company Oi, in view of their desire for a corporate restructuring of the Oi Group.

On April 29, 2008, the documents were signed granting authorization for Oi to use the corresponding radio frequencies to provide 3G (third generation) SMP within Regions I and III (with the exception of the area around the city of Franca, in state of São Paulo).

• Amazônia Celular S.A. (“Amazônia”) is a subsidiary of Tele Norte Celular Participações S.A. (“TNCP”), which holds 74.96% of its total capital. The company has a total of five authorizations to provide mobile telephone services and other activities that are necessary or helpful to the provision of such services, within the states of Amazonas, Roraima, Amapá, Pará and Maranhão.

The expiry dates of the authorizations for the use of the corresponding radio frequencies are as follows:

Área	Maturity

Sector 13 – Maranhão	April 2009
Sector 14 – Pará	March 2009
Sector 15 – Amapá	May 2009
Sector 16 – Amazonas	August 2009
Sector 17 – Roraima	July 2009

On March 5, 2008 ANATEL published Act nº 1,261, by which the regulator consented the transfer of a controlling stake in TNCP, and consequently of Amazônia, to TMAR, and laid down guidelines for the surrendering of the radio frequencies held by Amazônia. Among other things, the aforementioned act determined the following:

i)          Amazônia has became part of TMAR, but the terms and conditions for providing services to its customers should remain the same;

ii)         Under the terms of the specific regulation, Amazônia is authorized by ANATEL to use, for a period of 18 months, the radio frequencies granted to Oi to provide SMP, on the 900 Mhz and 1,800 Mhz wavebands, under the terms of the specific regulation;

iii)        The authorizations held by Amazônia for the use of radio frequencies have been cancelled and, as a result, so has the company’s authorization to provide SMP. A period of 90 days was granted (which has been renewed for an equal period) for the users of Amazônia’s 900 Mhz and 1,800 Mhz radio frequencies to be transferred to the corresponding frequencies granted to Oi, and a period of 18 months was granted for the utilization of a 10 Mhz band at 850 Mhz (the other 15 Mhz has already been surrendered);

iv)        Oi has been allowed to use the numbering that had been assigned to Amazônia.

In view of the above decision by ANATEL, Amazônia has already surrendered its rights to use of the 1,800 Mhz radio frequency and the 15 Mhz band at 850 Mhz. The 900 Mhz radio frequency will have been surrendered by September 5, 2008.

On May 5, 2008, TMAR, along with Credit Suisse Brasil S.A. Corretora de Títulos e Valores Mobiliários, which brokered the deal, presented their requests to the CVM for the registration of obligatory public offerings for the remaining TNCP and Amazônia common stock that is in circulation, in compliance with the provisions of Law nº 6,404/1976, Article 254-A, and CVM Instruction nº 361/2002. These documents are presently being studied by the CVM.

The TNCP obligatory public offering will be made at the price of R$ 79.51 per common share, and the Amazônia obligatory public offering will be at the price of R$ 121.61 per common share. These prices are equivalent to 80% of the common stock price paid by TMAR to Vivo for the controlling stake in TNCP and Amazônia, pursuant to Article 254-A of Law nº 6,404/1976.

In addition to the obligatory public offerings, TMAR has also submitted for registration with the CVM and the SEC (U.S. Securities & Exchange Commission) the notices for voluntary public offerings for all the outstanding TNCP and Amazônia preferred stock, and these applications are presently being studied by those bodies. These voluntary public offerings are to be made at the prices of R$ 33.00 per TNCP preferred share and R$ 25.55 per Amazônia preferred share, whatever the class. Proceeding with the voluntary public offerings is also conditional upon Bovespa (São Paulo stock exchange) approval and the absence of any event that could have a material adverse affect upon TMAR’s decision to go ahead with these offerings.

The authorizations to use the radio frequencies could be renewed for another 15 years, under onerous title. On August 16, 2006, Amazônia submitted to ANATEL an application for the extension of the radio frequency usage rights corresponding to the SMP authorization. This application is still being studied by the regulator.

 (b)      Directly controlled subsidiaries

  TNL.Net Participações S.A. (“TNL.Net”), which is a fully-owned subsidiary of TNL, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, that are directly or indirectly involved in internet related activities, within Brazil or abroad;

  TNL Trading S.A. (“TNL Trading”), a fully-owned subsidiary of TNL, has the corporate purpose of importing and exporting consumer goods. The company has been inoperative since April 2005; and

  TNL PCS Participações S.A. (“TNL PCS Participações”), a fully-owned subsidiary of TNL, has the corporate purpose of providing telecom services in any of its formats. The company began operating in December 2007.

(c)        Indirectly controlled subsidiaries

  Companhia AIX de Participações ("AIX"), a jointly controlled company acquired by TMAR on December 31, 2003, has the corporate purpose of providing pipeline infrastructure for the installation of optic fiber cables alongside highways in the state of São Paulo, as a service to TMAR;

  Telemar Internet Ltda. ("Oi Internet"), a fully-owned subsidiary of TMAR, has the corporate purpose of providing internet access services, and started its operations in January 2005;

  Coari Participações S.A. ("Coari"), bought by TMAR in December 2003, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. The company started its operations on April 25, 2008, when it bought out the companies Copart 1 Participações S.A. (“Copart 1”) and Copart 2 Participações S.A. (“Copart 2”). On May 30, 2008, Coari also acquired Copart 3 Participações S.A. (“Copart 3”);

    Copart 1, acquired by Coari on April 25, 2008, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. On May 2, 2008, Copart 1 began its operations with the successive acquisition of Brasil Telecom Participações S.A. (BRTP4) preferred stock and, by June 30, 2008, had accumulated 55,819,400 such preferred shares, for the total sum of R$ 1,425,133, which represent 24.28% of that company’s preferred stock and 15.40% of its total share capital;

    Copart 2, acquired by Coari on April 25, 2008, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. On May 2, 2008, Copart 2 began its operations with the successive acquisition of Brasil Telecom S.A. (BRTO4) preferred stock and, by June 30, 2008, had accumulated 45,590,200 such preferred shares, for the total sum of R$ 897,775, which represent 14.64% of that company’s preferred stock and 8.33% of its total share capital; and

    Copart 3, acquired by Coari on May 30, 2008, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. This company has not yet initiated its operations.
  Calais Participações S.A. ("Calais"), bought by TMAR in December 2004, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. This company is still not operational;

  Serede Serviços de Rede S.A. (“Serede”), bought by TMAR on June 11, 2007, has the corporate purpose of providing network construction, installation, operation and maintenance services and the purchasing, selling, importing and exporting of equipment. The company started its activities in August 2007;

  Way TV Belo Horizonte S.A. (“Way TV”), bought by TNL PCS Participações on July 27, 2006, the acquisition of which was authorized by ANATEL on November 12, 2007, has the corporate purpose of providing telecom services, including cable television and multimedia communication services (SCM), performing activities that are directly or indirectly related to its corporate purpose, including the selling or renting of equipment and operating a cable TV channel offering programs to a local audience, and providing consultancy services in its area of operations, embracing the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, for Brazilian and foreign companies, as well as taking equity stakes in other companies;

  Paggo Empreendimentos S.A. (“Paggo”), bought by Oi on December 17, 2007, has the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, and the buying, selling and administration of its own properties and real-estate incorporation. It has a controlling stake in two companies: Paggo Acquirer Gestão de Meios de Pagamentos Ltda. (“Paggo Acquirer”) and Paggo Administradora de Crédito Ltda. (“Paggo Administradora”);

    Paggo Acquirer has the following corporate purposes: (i) the registration and administration of payments through networks of retail outlets and service providers, using credit systems or some other available means of payment; (ii) the recording, transmission, processing, guaranteeing and settlement of all such transactions carried out at approved establishments; and (iii) supplying the necessary technology and equipment for the suitable functioning of the credit systems; and

    Paggo Administradora has the following corporate purposes: (i) registration, evaluation and approval of clients who seek to join the company’s credit systems; (ii) coordinating the relations between all the integral parts of the credit systems, participating networks, commercial establishments, service providers, financial institutions and others; (iii) control and updating of data records and providing information on the transactions carried out using the credit systems; and (iv) providing administrative services for credit or other payment systems, including the recording, transmission, processing, guaranteeing and settlement of all such transactions.

  Tele Norte Leste Celular (“TNCP”) has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad, and is the holding company for Amazônia Celular S.A (“Amazônia”, see above). On April 3, 2008, TMAR acquired 51.86% of this company’s voting capital, representing 19.34% of its total capital.

All telephone services in Brazil are subject to regulation and supervision by ANATEL, in accordance with Law nº 9,472/1997.

2          Main accounting practices

(a)        The accounting information contained in the Quarterly Reports (ITRs) was prepared and is presented in accordance with the accounting principles established by the CVM, applied in the same manner as those adopted in the preparation of the financial statements for the financial year ended on December 31, 2007, apart from the alterations described in item (c) below.

(b)       TNCP and Amazônia adopt certain accounting practices that differ from those adopted by the other companies in the Oi Group.

Among the differences, we draw attention to the following:

(i)  Amazônia records bonus, granted in promotions to customers in the pre-paid segment upon the act of registering credits, as they are consumed, under gross revenue, with a balancing item under deductions from gross revenue, whereas Oi records revenues at net value;

(ii)  The subsidy on sales of handsets to customers on post-paid plans is recorded directly to income by Amazônia, whereas at Oi such costs are deferred, in accordance with the period stipulated in the relevant contractual clauses; and

(iii)  The FISTEL fee levied on the activation of handsets is recorded directly to income by Amazônia, whereas at Oi these amounts are recorded as pre-paid expenses and are amortized historical minimum period of the customer’s permanence in the base.

In order to align the accounting practices described in item (i) above, for the suitable presentation of the consolidated statement of income for the quarter ended on June 30, 2008, the sum of R$ 151,413 (relating to the months of April, May and June 2008) was reclassified for Amazônia, by reducing the gross revenue (outgoing calls), with a balancing item under deductions from gross revenue, in the consolidated figures. The other differences in accounting practices will be altered as the systemic and operational consolidations are carried out, since the management believes that such alterations will not have a material effect on the consolidated financial statements of the Oi Group.

(c)        Law nº 11,638/2007

Law no 11,638 was enacted on December 28, 2007, making alterations in the Brazilian Corporate Legislation (Law no 6,404/1976). The new law introduces a variety of changes regarding the preparation of financial statements, to bring them into alignment with the international accounting standards, and grants the CVM the power to issue rules governing publicly listed companies.

The principal changes introduced by this law are applicable as from 2008 and relate to:

(i)     Replacement of the Statement of Changes in Financial Position with the Cash Flow Statement;

(ii)     The obligatory presentation of the Value Added Statement;

(iii)     The possibility of including the tax records within the commercial records, with the preparation of separate commercial and tax statements;

(iv)      The creation of the sub-items “net equity adjustment”, under shareholders’ equity, and “intangible assets”, under permanent assets;

(v)     Establishing criteria for the valuation and classification of financial instruments;

(vi)     The recognition of assets and liabilities arising from commercial leasing operations;

(vii)     The obligatory assessment of the degree of recoverability of non-current assets;

(viii)     Changes in the parameters for assessing the value of subsidiaries using the equity accounting method;

(ix)     Criteria for recognizing donations and subsidies for the purpose of investment;

(x)       The obligatory recording of new assets at market value, in the event of a takeover, merger or split; and

(xi)      The introduction of the concept of adjustment to present value for operations involving long-term assets and liabilities, as well as for significant short-term ones.

TNL and its subsidiary TMAR have both already adopted the presentation of the Cash Flow Statement and Value Added Statement in its annual financial statements and the separation of intangible assets under permanent assets, and the latter procedure has also been adopted by TNL’s other subsidiaries.

On May 2, 2008, the CVM released Instruction nº 469/2008, which deals with the application of Law nº 11,638/2007. Among other things, this document confirms the position regarding the option to fully apply Law nº 11,638/2007 in the Quarterly Reports. However, companies choosing not to adopt the provisions of the law at this time must disclose in the notes to the financial statements any alterations that could have an impact on the year-end financial statements. The principal requirements of CVM Instruction nº 469/2008 are the immediate adoption of certain alterations, as follows:

(i)        The obligation to disclose information regarding the impact on the financial statements of remuneration relating to the share option scheme, as described in Note 27 (d);

(ii)       Assets and liabilities stemming from long term transactions, or from short term ones if the impact is significant, must be adjusted to present value using discount rates that reflect the best current market assessments, in terms of value over time and the specific risks involved. The new rule led to the recording of an adjustment to present value of the amounts payable to ANATEL by the subsidiary Oi in relation to the concessions, as described in Note 20. The company’s other long-term assets and liabilities are corrected monetarily according to post-determined market rates and are therefore already recorded at present realizable value;

(iii)      Listed companies with investments in affiliates and similar that are no longer to be valued by the equity accounting method, because of the changes introduced by Law nº 11,638/2007, must consider the investments’ book values in the balance sheet prior to that law coming into effect, including any unamortized premiums or discounts, as the new cost price for the purpose of future calculations and determining the recovery value, and must immediately stop using the equity accounting method. By the same token, when investments previously recorded at historical cost start to be assessed by the equity accounting method, because of the new law, the impact of this change in accounting practice must be recorded retroactively. This change in the investment valuation criteria has not had an impact on the financial statements of TNL and its subsidiaries;

(iv)      The obligation to conduct a periodic re-valuation of balance sheet items, required under CVM Resolution nº 183/1995, is no longer applicable. This change has had no impact on the financial statements of TNL and its subsidiaries;

(v)      The obligation to temporarily reclassify premiums on the issuing of debentures, donations and subsidies as unrealized earnings, under specific accounts of Deferred Income. As a result, during the quarter ended on June 30, 2008, the subsidiaries TMAR and Oi transferred the sum of R$ 86,095 (03/31/2008 – R$ 63,030), relating to operating profit, to “Unrealized Earnings”.

Based on our best assessments, the management estimates as follows the impact caused by the changes introduced by Law nº 11,638/2007 that have not yet been recorded in the books, because of the absence of local regulations governing their implementation in regard to issues such as: adjustments to remuneration em relation to share options and commercial leasing operations and the adjustment to fair value of derivatives:

	Parent Company

	06/30/2008			03/31/2008

	Book value	Net adjustment	Balance after adjustment to Law nº 11,638/2007	Book value	Net adjustment	Balance after adjustment to Law nº 11,638/2007

Assets	13,666,081		13,666,081	14,038,244		14,038,244

Liabilities	2,027,883	1,356	2,029,239	2,644,429	5,805	2,650,234

Shareholders’ equity	11,638,198	(1,356)	11,636,842	11,393,815	(5,805)	11,388,010

Net profit	707,803	(5,970)	701,833	472,423	11,903	484,326

	Consolidated

	06/30/2008			03/31/2008

	Book value	Net adjustment	Balance after adjustment to Law nº 11,638/2007	Book value	Net adjustment	Balance after adjustment to Law nº 11,638/2007

Assets	34,963,506	92,051	35,055,557	29,762,832	102,110	29,864,942

Liabilities	23,555,393	52,241	23,607,634	18,612,376	74,819	18,687,195

Shareholders’ equity	11,408,113	39,811	11,447,924	11,150,456	27,291	11,177,747

Net profit	734,351	(16,054)	718,297	485,697	(2,365)	483,332

3          Operating Revenue

	Consolidated

	06/30/2008%		06/30/2007%
Wireline services
Local:
Subscriptions	3,425,718	26.0	3,441,938	27.8
Excess usage	691,308	5.2	990,643	8.0
Fixed-to-mobile calls (VC-1)	1,346,223	10.2	1,359,455	11.0
Collect calls	2,658		7,880
Connection fees	42,086	0.3	46,211	0.4
Other revenues	149		379
Long distance:
Intra-sectorial	915,678	6.9	842,448	6.8
Inter-sectorial	200,231	1.5	220,947	1.8
Inter-regional	387,366	2.9	336,964	2.7
International	32,100	0.2	40,587	0.3
Fixed-to-mobile calls (VC-2 and VC-3)	416,415	3.2	371,677	3.0
Public phone cards	360,815	2.7	583,905	4.7
Advanced voice (largely 0500/0800)	106,911	0.8	120,547	1.0
Additional services	333,913	2.5	303,693	2.5

	8,261,571	62.4	8,667,274	70.0
Wireless services
Subscriptions	627,314	4.8	425,855	3.4
Outgoing calls	1,190,962	9.0	762,905	6.2
Sale of handsets and accessories	100,629	0.8	116,088	0.9
Domestic roaming	36,042	0.3	25,486	0.2
International roaming	32,601	0.3	30,425	0.2
Additional services	241,435	1.8	132,167	1.1

	2,228,983	17.0	1,492,926	12.0
Remuneration for use of the wireline network
Fixed-to-fixed calls	242,310	1.8	255,121	2.1
Mobile-to-fixed calls	85,780	0.6	41,279	0.3

	328,090	2.4	296,400	2.4
Remuneration for use of the wireless network
Fixed-to-mobile calls	192,740	1.5	107,949	0.9
Mobile-to-mobile calls	461,693	3.5	417,120	3.4

	654,433	5.0	525,069	4.3
Data communication services
ADSL ("Velox")	658,205	5.0	540,604	4.4
Transmission ("EILD")	299,981	2.3	254,779	2.1
Dedicated line services - SLD	124,792	1.0	125,512	1.0
IP services	178,171	1.3	165,591	1.3
Bundling and frame relay	153,172	1.2	133,799	1.1
Others	245,840	1.9	169,710	1.4

	1,660,161	12.7	1,389,995	11.3

Other services	69,881	0.5	1,364

Gross operating revenue	13,203,119	100.0	12,373,028	100.0

Deductions from gross rvenue
Taxes	(3,499,422)	26.5	(3,401,042)	27.5
Other deductions	(537,358)	4.1	(309,055)	2.5

Net operating revenue	9,166,339	69.4	8,662,931	70.0

Tariff adjustments (not reviewed by the independent auditors)

The tariffs for the telecom services are subject to comprehensive regulation. The concession contracts define a mechanism for determining a ceiling for the annual tariff adjustments (net of taxes), with an upper limit based on the weighted average of the tariffs for the baskets of local and long-distance services. The interconnection tariffs are also adjusted annually.

On July 21, 2008, in accordance with Acts nº 4,288 and nº 4,289, ANATEL authorized the following national wireline local and long-distance service tariff adjustments, which came into effect as of July 24, 2008.

  Connections: 2.76%
  Subscriptions: 2.76%
  Local calls (measured in minutes): 2.76%
  Completed call flat fee: 2.76%
  Phone cards: 2.53%
  Basket of NLD services: 2.76%
  TU-RL: 2.76%
  TU-RIU: 2.76%
	Average Tariff
	in reais (inc. taxes)

	Current	Previous
Local services
Connection fee	55.42	55.10
Residential subscription	41.10	40.42
Non-residential subscription	70.91	69.48
Trunk line subscription	70.90	69.34
AICE (Special Class Individual Access) subscription	24.73	24.18
Completed call flat fee (VCA)	0.20239	0.19697
Local minute of use (Basic Minutes Plan)	0.10120	0.09849
Local minute of use (Alternative Obligatory Services Plan)	0.03937	0.03830
Phone card unit	0.12150	0.11850

Long distance (km) (i)
0 – 50	0.28190	0.33439
51 – 100	0.45506	0.43646
101 – 300	0.53777	0.49108
+ 300	0.59661	0.54606

(i)   Weighted according to the minutes of use on long-distance calls at peak times.

On the same date, July 21st, in accordance with Act nº 4,290, ANATEL authorized a 2.76% adjustment in the tariffs for fixed-to-mobile local (VC-1) and domestic long distance (VC-2 and VC-3) calls, effective as from July 24, 2008.

The estimated average tariffs for fixed-to-mobile services (VC-1, VC-2 and VC-3), at normal hours, including taxes, are:

	Average Tariff
	in reais (inc. taxes)

	Current	Previous
Fixed-to-mobile services
VC-1	0.78257	0.76167
VC-2	1.59002	1.54725
VC-3	1.80914	1.76048

The adjustment in the mobile interconnection fee (VU-M) was 1.89%, equivalent to 68.5% of the VC-1, VC-2 and VC-3 tariff adjustment.

The main service tariffs for Oi’s most popular plans are:

Oi Conta Total 200 (*)
Amounts in reais
(inc. taxes)

Subscription fee	R$ 238.15 fixed per month
Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.60 per minute
Oi Mobile-to-Mobile between phones registered under the plan	R$ 0.10 per minute
Mobile-to-Fixed in roaming facility - within Oi’s area of coverage	R$ 0.60 per minute
Mobile-to-Fixed in roaming facility - outside Oi’s area of coverage	R$ 0.78 per minute
Additional charge - roaming	R$ 1.05 per call

(*) This plan includes the TMAR fixed line (Oi Fixo) subscription fee, unlimited fixed-to-fixed calls and Oi Velox.

Oi Controle
Amounts in reais
(inc. taxes)

Subscription fee	R$ 37.16 fixed per month
Oi Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.85 per minute
Other Operator Mobile-to-Mobile	R$ 0.97 per minute
Additional charge - roaming	R$ 1.38 per call

The tariff for mobile-to-fixed and mobile-to-mobile calls under pre-paid plans is R$ 1.09 per minute.

4          Cost of goods sold and services provided, and operating expenses

Cost of goods sold and services provided	Consolidated

	06/30/2008	06/30/2007

Interconnection (i)	1,664,344	1,663,986
Depreciation	1,201,154	1,122,430
Network maintenance services (ii)	684,692	686,456
Rents and insurance (iii)	338,758	321,073
Third-party services (iv)	194,277	240,439
Personnel	139,700	130,491
Materials (v)	139,369	134,432
Cost of handsets, etc. (vi)	103,128	125,060
ANATEL – Concession Contract extension fee	58,598	54,831
Other expenses (viii)	171,201	149,912

	4,695,221	4,629,110

Commercialization of services	Consolidated

	06/30/2008	06/30/2007

Third-party services (iv)	872,799	695,220
Provision for doubtful debts (vii)	447,108	318,929
Advertising and publicity	163,670	155,591
Personnel	90,059	101,359
Depreciation	14,950	17,005
Materials (v)	4,742	1,121
Rents and insurance (iii)	720	411
Other expenses (viii)	26,610	26,375

	1,620,658	1,316,011

General and administrative	Parent Company		Consolidated

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Third-party services (iv)	8,989	9,741	366,033	288,331
Personnel	2,963	5,342	151,729	146,159
Depreciation	846	766	93,995	91,126
Rents and insurance (iii)	641	582	83,287	44,235
Materials (v)	6	9	5,683	4,515
Other expenses (viii)	84	86	14,568	1,615

	13,529	16,526	715,295	575,981

(i)        Interconnection costs refer, basically, to the fees charged by the other mobile telephone operators for the use of their networks, which impose a substantial reduction on the margin for fixed-to-mobile services (VC-1, VC-2 and VC-3), under the rule of full recognition of all revenue and expenses in relation to this traffic; a method known as full billing.

(ii)       The cost of network maintenance services is largely represented by spending on hiring outsourced plant maintenance services, notably for the expansion of the Velox installations and of Oi’s subscriber base, with no increase in the useful life of the assets.

(iii)        The increase in the cost of rents and insurance is largely accounted for by the amounts being paid for the renting of physical space and electricity poles and the leasing of the satellite and the dedicated lines of other telephone service providers.

(iv)      The increased cost of third-party services is due, basically, to increased spending on sales commissions and agency fees and the cost of operating the call center.

(v)       The cost of materials is largely represented by expenditure on materials used in network maintenance, with no increase in the useful life of the items, plus spending on fuels and lubricants.

(vi)      This item refers to the cost of selling mobile handsets, Simcards (Subscriber Identity Module Cards) and other Oi accessories, the reduction of which is due to the lower volume of mobile handset sales resulting from the stimulating of sales by the supplier directly to the respective sales outlets.

(vii)     The increase in the provision for doubtful debts is a consequence of the company’s strategy of introducing more flexibility into its credit policy towards lower income consumers, while maintaining profitability.

(viii)    This item refers, in large part, to the FISTEL fee levied on the connection of terminals and the maintenance of network equipment, indemnifications, donations, sundry fines and the acquisition of content for certain services.

5          Other operating revenue (expenses), net

	Parent Company		Consolidated

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Other operating revenue
Leasing of infrastructure (i)			105,665	102,199
Fines charged on overdue accounts (Note 10)			94,525	88,355
Expenses recovered		1,925	60,195	30,236
Technical administrative services			23,635	22,227
Amortization of discount on the acquisition of AIX			3,225	3,225
Bonuses earned			1,587	9,568
Other revenue			17,646	16,374

		1,925	306,478	272,184

Other operating expenses
Litigation settlements (ii)			(315,000)
Taxes (iii)	(24)	(56)	(202,197)	(193,807)
Provisions/reversals regarding legal contingencies (Note 23c)	(26)	(32)	(166,796)	(255,644)
Employee profit-sharing (Note 27b)	(211)		(45,932)	(37,846)
Amortization of deferred expenses (Note 18)			(35,224)	(32,745)
Discounts allowed			(13,391)	(15,426)
Fines	(51)	(934)	(6,453)	(6,052)
Amortization of premium on the acquisition of Paggo (Note 15)			(4,023)
Amortization of premium re CVM 349/2001 (iv)			(3,698)
Realization of provision (iv)			2,441
Amortization of premium on the acquisition of Way TV (Note 15)			(3,188)
Amortization of premium on the acquisition of TNCP (Note 15)			(2,224)
Net loss resulting from fire (v)				(53,365)
Amortization of premium on the acquisition of Pegasus				(37,721)
Other expenses	(808)		(39,100)	(34,219)

	(1,120)	(1,022)	(834,785)	(666,825)

	(1,120)	903	(528,307)	(394,641)

(i)        This item refers to rents charged to mobile telephone operators for the use of buildings and infrastructure belonging to TMAR and Oi for the installation of Radio Base-Stations (RBSs).

(ii)       A Material Information Release was issued by the company, on April 25, 2008, announcing the signing of a share purchase contract for the purpose of acquiring a controlling stake in Brasil Telecom Participações S.A. (“BrT Part”) and Brasil Telecom S.A. (“BrT”).

            Oi incurred costs for engaging the services of financial and legal advisers that were proportional to the magnitude of the transaction. In addition, Oi paid the sum of R$ 315 million to settle litigation involving BrT Part and BrT. These payments are not recoverable in the event that said acquisition, for whatever reason, does not go through.

(iii)      During the quarter ended on June 30, 2008, TMAR and its subsidiary Oi recorded the sum of R$ 122,333 (06/30/2007 - R$ 117,106) in relation to the Fund for Universal Access to Telecommunications Services (FUST) and the Fund for the Technological Development of Brazilian Telecommunications (FUNTTEL).

(iv)      At an Extraordinary General Meeting of the shareholders, held on December 28, 1999, approval was given for the corporate restructuring plan developed by TNCP and its parent company Telpart Participações S.A. (“Telpart”), aimed at transferring to TNCP the goodwill recorded in relation to Telpart, arising from the difference between the book value and the amount paid in the acquisition of the shares of TNCP during the privatization process.

Consequently, a new company was set up, as a fully-owned subsidiary of Telpart, with capital subscribed using TNCP shares and the corresponding premium paid in the acquisition of the company. The new company was then absorbed by TNCP. This restructuring was carried out in accordance with the provisions of Law nº 6,404/1976 and CVM Instruction nº 319/1999.

TNCP decided to adopt the procedures of CVM Instruction n° 349/2001, as from the beginning of the 2000 financial year, and adjusted its financial statements for the year 2000 to reflect, under its assets and in a special premium reserve, merely the amount of the tax benefit expected from making use of the goodwill originally recorded in the books of Telpart. The principal accounting repercussions may be summed up as follows:

(i)        recording of a provision to reflect the preserving of the integrity of the shareholders’ equity, equivalent to the difference between the amount of the premium and that of the tax benefit arising from its amortization, presented as a reduction in the premium account. This provision was recorded against the special premium reserve;

(ii)       recognition of a tax credit, in relation to deferred corporate income tax and social contribution, recorded against the special premium reserve; and

(iii)  reversal to the net income for the year of the provision reflecting the preservation of the integrity of the shareholders’ equity.

(v)    This item relates to the writing off of Oi inventory as a result of the fire at the Rio de Janeiro distribution center, on January 19, 2007, and includes taxes and the insurance indemnification.

6          Financial income (expenses), net

	Parent Company		Consolidated

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Financial income
Earnings from financial investments (Note 9)	6,036	5,150	306,751	205,758
Interest and monetary variation on other assets (i)	12,452	15,941	139,374	126,743
Financial discounts obtained (ii)			53,909	84,654
Interest and monetary variation on outstanding
loans to affiliated companies (Note 28)	10,732	25,614	276	9,579
Other		11	6,773

	29,220	46,716	507,083	426,734

Financial expenses
Monetary and exchange variation
on outstanding loans from third parties (iii)	58,263	139,719	208,694	319,621
Net result of hedging operations (Note 26) (iii)	(84,031)	(177,412)	(245,675)	(397,556)
Interest on outstanding loans from third parties	(14,296)	(18,412)	(236,363)	(196,929)
Monetary correction of provisions for legal contingencies (Note 23)	(29)	(56)	(131,348)	(136,774)
Interest on debentures (Note 24)			(121,346)	(134,492)
Withholding tax on financial transactions and
bank charges, including CPMF	(7,006)	(3,414)	(62,390)	(126,551)
Interest and monetary variation on other liabilities	(944)	(2,716)	(42,955)	(19,725)
Interest on scheduled taxes and
contributions - REFIS II program (Note 22)	(5,033)	(5,389)	(24,961)	(28,533)
IOF and PIS/COFINS taxes on financial income	(4,363)	(2,469)	(12,798)	(2,615)
Interest on loans payable to subsidiaries (Note 28)	(20,875)	(10,359)
Other	(6)	(5,366)	(8,214)	(10,507)

	(78,320)	(85,874)	(677,356)	(734,061)

	(49,100)	(39,158)	(170,273)	(307,327)

(i)    This item largely relates to the monetary correction of judicial deposits and tax credits and the interest charged on overdue accounts.

(ii)    This item refers, basically, to discounts obtained as a result of payments in advance to suppliers.

(iii)   During the quarter ended on June 30, 2008, the local currency (real - R$) appreciated by 11.27% against the US dollar (06/30/2007 – appreciation of 11.00%) and by 5.66% against the Japanese yen (06/30/2007 – appreciation of 14.63%).

7          Non-operating income (expenses), net

	Parent Company	Consolidated

	06/30/2008	06/30/2008	06/30/2007

Permanent asset disposals, net (i)		15,032	11,586
Equity adjustment	(3,655)	(3,655)
Other non-operating income (expenses), net		390	3

	(3,655)	11,767	11,589

(i) This item refers mainly to property disposals and network equipment write offs.

8          Income tax and social contribution

The reconciliation of income tax and social contribution, calculated at the nominal and effective rates, is shown below:

	Parent Company		Consolidated

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Income before income tax, social contribution and minority shareholdings	687,016	762,358	1,453,581	1,461,040

Income tax and social contribution
calculated at the statutory rate (34%)	(233,585)	(259,202)	(494,218)	(496,754)

Adjustments to determine the effective rate:

Taxation impact on permanent additions (i)	(881)	(1,610)	(35,272)	(21,508)

Permanent exclusion (addition) of equity adjustments (Note 15)	255,261	277,832	728	3,625

Income tax and social contribution on unrealized tax loss and negative
contribution base, in accordance with CVM Instruction no 371 (Note 12)			(9,228)	28,344

Others	(8)		(8,847)	12,955

Income tax and social contribution,
according to the Income Statement	20,787	17,020	(546,837)	(473,338)

Effective rate	3.03%	2.23%	37.62%	32.40%

(i)   This item refers to spending on fines, donations, gifts and sponsorship, which are considered non-deductible, as well as losses on derivative transactions at TNL. Moreover, the result of the equity adjustment of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and to the social contribution calculation base.

Income tax and social contribution credits (expenses) included in the net income for the fiscal year are as follows:

	Parent Company		Consolidated

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Prior years
Income tax	(8)		2,111	(243)
Social contribution			720	(2)

	(8)		2,831	(245)
Current year
Income tax			(377,102)	(421,745)
Social contribution			(130,336)	(142,588)

			(507,438)	(564,333)
Deferred
Income tax on temporary additions	632	(11,362)	9,222	37,884
Social contribution on temporary additions	228	(4,090)	2,216	8,547
Income tax on tax losses (a)	14,659	23,876	(39,558)	33,112
Social contribution on negative calculation base (a)	5,276	8,596	(14,110)	11,697

	20,795	17,020	(42,230)	91,240

	20,787	17,020	(546,837)	(473,338)

(a)        Under the prevailing legislation, income tax losses and a negative social contribution calculation base may be offset against future taxable income, up to an annual limit of 30% of that income.

9          Cash and equivalent

	Parent Company		Consolidated

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Cash and banks	873	204	123,671	92,092
Financial investments:
Investment funds (i)	547,864	617,089	5,802,538	5,801,378
CDBs (ii)	191	54	737,110	74,724
Notes (iii)			314,029	306,701
Committed transactions (ii)	218,424	48	269,700	67,367
Government securities (iv)	48	47	182,460	138,640
Interest-bearing deposits (v)			149	149

	767,400	617,442	7,429,657	6,481,051

Short term	767,400	617,442	7,405,874	6,457,766
Long term			23,783	23,285

(i)        Financial investments in investment funds are fully liquid. Of the consolidated total, R$ 827,323 (03/31/2008 - R$ 923,276) is held in investment funds abroad, the portfolios of which essentially comprise US government securities and private securities issued by financial institutions. The other R$ 4,975,215 (03/31/2008 - R$ 4,878,102) has been placed in Brazilian investment funds with portfolios comprising government and private sector securities.

(ii)        These financial investments are indexed to the variations in the rate of the Interbank Deposit Certificate (CDI), and the short-term portion is fully liquid. The long-term portion, amounting to R$ 23,783 (03/31/2008 - R$ 23,285) in the consolidated figure, refers to reinvestment in Banco do Nordeste do Brasil S.A. - BNB, carried out in accordance with the provisions of Article 3 of Provisional Measure nº 2,199-14/2001, and is recorded under "Other assets”.

(iii)        This item relates to investments in foreign government notes.

(iv)        This item refers to investments in government securities such as Government Treasury Bills (LFT), which are fully liquid.

(v)        This item refers to very short term interest-bearing deposits, indexed to the variations in the CDI rate, which are fully liquid.

The management of the investment portfolios is the responsibility of the funds’ own managers, and the consolidation of the financial statements of these funds is not required under the terms of CVM Instruction nº 408/2004.

10        Accounts receivable

	Consolidated

	06/30/2008	03/31/2008

Services billed	2,906,207	2,652,230
Services not yet billed	902,728	900,181
Handsets and accessories sold	106,157	73,319
Provision for doubtful debts	(443,763)	(357,763)

	3,471,329	3,267,967

A breakdown of the consolidated amounts receivable, by maturity, is shown below:

	06/30/2008%		03/31/2008%

To be billed	902,728	23.1	900,181	24.8
Not yet due	1,289,841	32.9	1,201,557	33.2
Receivable from other providers	481,516	12.3	358,071	9.9
Overdue up to 30 days	561,973	14.4	560,629	15.5
Overdue between 31 and 60 days	216,288	5.5	219,175	6.0
Overdue between 61 and 90 days	128,826	3.3	120,948	3.3
Overdue by more than 90 days	333,920	8.5	265,169	7.3

	3,915,092	100.0	3,625,730	100.0

Overdue accounts are subject to a fine of 2% of the total value of the outstanding debt (recorded under "Other operating revenue") and interest of 1% per month, charged on a pro rata basis (recorded under "Financial income"), which are recognized in the books upon the issuing of the first bill following settlement of the one that was overdue.

A provision for doubtful debts is made in recognition of probable losses in relation to accounts receivable, taking into consideration the steps taken to collect payment of such accounts and to restrict the services provided to customers with overdue bills, initiated when the bill is more than 60 days overdue and escalating progressively thereafter, as shown below:

Provision
Accounts overdue	% of total

By 1 to 60 days	Zero
By 61 to 90 days	40
By 91 to 120 days	60
By 121 to 150 days	80
By 151 to 180 days	100

Once they are 181 days overdue, the accounts receivable and the respective provisions for doubtful debts are reversed in the balance sheet.

11        Amounts receivable

	Consolidated

	06/30/2008	03/31/2008

Amounts receivable - Barramar S.A. (i)	58,535	58,751
Others	1,397	1,200

	59,932	59,951

(i)        The amount receivable from the company Barramar S.A. refers to 50% of the amounts recorded under the long-term assets of AIX. Since Barramar S.A. was declared bankrupt by the 5th Business Law Chamber of the São Paulo State Supreme Court, in a decision handed down on March 24, 2004, AIX is taking the appropriate legal steps to qualify as a creditor of the estate and to ascertain the operating assets of the bankrupt company, by virtue of its stake in the Refibra Consortium.

12        Deferred and recoverable taxes

	Parent Company				Consolidated

	06/30/2008		03/31/2008		06/30/2008		03/31/2008

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

ICMS recoverable					560,753	296,206	513,500	266,764
IR on temporary additions (i)	29,520	50,207	29,520	51,021	154,810	859,618	155,005	875,486
CS on temporary additions (i)	10,627	18,657	10,627	18,950	55,662	296,573	55,733	302,343
IR on tax losses (i)		126,017		117,332	8,730	653,140	8,730	612,802
CS on negative calculation base (i)		44,754		41,627	3,143	230,195	3,143	220,448
IR recoverable	251,520		145,543		510,129		427,316
CS recoverable	20,846		20,383		136,860		161,259
Taxes withheld at source	8,949		110,386		114,681		193,182
Other recoverable taxes	7,667		7,668		74,434	1,551	58,344

	329,129	239,635	324,127	228,930	1,619,202	2,337,283	1,576,212	2,277,843

(i)   TNL and its subsidiaries record their deferred tax credits arising from timing differences, tax losses and a negative social contribution calculation base in accordance with the provisions of CVM Resolution nº 273/1998 and CVM Instruction nº 371/2002. According to a technical study approved by TNL’s administrative bodies and submitted for the approval of the Statutory Audit Committee, the company’s generation of taxable income over the next ten years, adjusted to present value, will be sufficient to absorb these tax credits, as shown below:

	Parent Company	Consolidated
To December 31st:

2008	20,074	111,173
2009	30,562	377,629
2010 to 2012	70,490	885,334
2013 to 2017	158,656	887,735

	279,782	2,261,871

For the direct and indirect subsidiaries that, as at June 30, 2008, did not have a profitable record and/or any expectation of generating sufficient taxable income over the next ten years, the tax credits in relation to income tax losses and a negative social contribution base, along with tax credits on timing differences, have not been fully recognized. The credits that are not recognized in the books amount to a total of R$ 124,990 (03/31/2008 - R$ 58,672).

13        Prepaid expenses

	Parent Company		Consolidated

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Financial charges (i)	51,787	54,510	283,605	179,986
FISTEL fee (ii)			249,197	280,965
FASS (iii)	7,605	7,795	246,629	253,233
Subsidies on Oi handsets (iv)			229,038	217,199
Renting of poles			35,115	52,091
Advertising and publicity			31,070	27,310
Taxes and contributions		72	25,777	20,179
Insurance	163	261	6,980	7,319
Other (v)	4,054	1,833	45,447	29,847

	63,609	64,471	1,152,858	1,068,129

Short term	14,393	12,342	666,521	674,509
Long term	49,216	52,129	486,337	393,620

(i)        Financial charges and premiums paid in advance, when obtaining loans or financing or upon the issuing of debentures, are amortized over the periods that the respective contracts are in force (see Notes 19 and 24).

(ii)       This item refers to the FISTEL (Telecommunications Supervision Fund) fee, paid on the activation of a phone connection (R$ 26.83 per connection). This fee is deferred for amortization over the average customer churn period, estimated at 24 months, and involves the total consolidated sum of R$ 119,049 (03/31/2008 - R$ 100,263). Furthermore, in compliance with the prevailing legislation, the payment of FISTEL maintenance fees by TMAR, Oi and Amazônia is also recorded as prepaid expenses and is appropriated on a monthly basis over the course of the year, to the consolidated sum of R$ 130,148.

(iii)      On October 29, 2007, the companies of the Oi group provided funding of R$ 260,000 to the Atlantic Social Security Foundation (FASS). This amount, ascertained by the foundation’s actuaries, is intended to bring the institution’s finances into line with changes in the actuarial premises, so as to better reflect the new economic scenario of declining interest rates, and to adjust the mortality and disability tables of the foundation’s retirement plans. This amount should be appropriated over approximately ten years, the estimated average remaining working life of the employees participating in the scheme.

(iv)      This item refers to the sale of handsets under post-paid plans, and is based on the number of effective net additions. The average subsidy amounts to R$ 300 per handset, recoverable in up to twelve months, as provided for in the contract, during which time the subscriber will be liable to a fine if he or she cancels or migrates to a pre-paid plan.

(v)       This item refers to spending on sponsorship and producing telephone directories, among other things.

14        Judicial deposits and embargoes

	Parent Company		Consolidated

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Civil	2,774	2,726	402,929	393,959
Fiscal (*)	4,698	4,622	389,855	374,195
Labor (*)	279	83	175,976	153,401
Judicial embargoes	62	56	273,003	262,644

	7,813	7,487	1,241,763	1,184,199

(*)       Amounts net of judicial deposits linked to the corresponding liabilities (see Notes 21 and 23), in accordance with CVM Resolution no 489/2005.

            TNL and its subsidiaries maintain judicial deposits in order to safeguard their right to appeal in civil, labor and fiscal proceedings. The fiscal claims include the following:

	Consolidated

	06/30/2008%		03/31/2008%

ICMS - value added tax assessments	81,611	20.9	80,540	21.5
INSS - social security	80,573	20.7	75,101	20.1
PAES - tax rescheduling program	58,712	15.1	57,427	15.3
COFINS - social security contribution	38,653	9.9	37,818	10.1
IPTU - municipal real-estate tax	25,324	6.5	25,022	6.7
CSLL - social contribution on net income	21,957	5.6	21,524	5.8
PIS/PASEP - social integration and public servant programs	19,793	5.1	19,483	5.2
ISS - tax on services	15,398	3.9	12,770	3.4
IRPJ - corporate income tax	10,163	2.6	9,974	2.7
Others (i)	37,671	9.7	34,536	9.2

	389,855	100.0	374,195	100.0

(i)        This item refers to deposits made to ensure fiscal foreclosure in relation to the collection of taxes administered by the SRF (Brazilian Internal Revenue Service), as well as the suspension of liability for other charges by the state and municipal public treasuries.

15       Investments

	Parent Company		Consolidated

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Shareholdings evaluated by the cost method (i)	77	77	2,355,672	32,765
Shareholdings evaluated by the equity accounting method	12,211,598	11,955,427
Net premium paid on the acquisition of TNCP (ii)			131,225
Net premium paid on the acquisition of Paggo (iii)			76,446	78,457
Net premium paid on the acquisition of Way TV (iv)			60,039	61,633
Tax incentives (v)	10,698	10,698	48,886	48,621
Provision for losses on tax incentives (v)	(3,143)	(3,143)	(32,655)	(32,390)
Other investments			597	554

	12,219,230	11,963,059	2,640,210	189,640

(i)        As mentioned in Note 1, these largely refer to the respective acquisition of BRTP4 and BRTO4 preferred stock by the companies Copart 1 and Copart 2.

On June 27, 2008, the Board of Directors of TMAR ratified the limit on Advances for Future Capital Increases at Coari, at the sum of  R$ 13.5 billion. In May and June 2008, respective advances of R$ 1,465,888 and R$ 866,535 were made.

Moreover, included for the purpose of consolidation, Hispamar Satélites S.A. (“Hispamar”) lists as its principal activities the outsourcing of manufacturing services, the launching and operating of satellites and the use and commercialization of the useful capacity of satellites that are in orbital positions and provide duly licensed communication frequency bandwidths, as well as providing communication services, particularly via satellite, and other services necessary to the performing of its social activities. TMAR holds a 19.04% equity stake in the company and has no influence over its management.

The criteria for evaluating the group’s investment in Hispamar were altered in the first quarter of 2008, with the adoption of the cost method. The equity adjustment amount recognized in 2007 was reversed, along with the amount of the original investment, of R$ 28,660.

(ii)       On April 3, 2008, TMAR acquired a 19.34% equity stake in TNCP, for the sum of R$ 151,210, and recorded a premium of R$ 133,449, based on an appraisal by a firm of experts, grounded in the expected profitability of the business during the next ten years, the period over which said premium will be amortized.

(iii)      On December 17, 2007, Oi acquired a split-off from Paggo Participações S.A., bearing the name Paggo, for R$ 75,000, and recorded a premium of R$ 80,469, based on an appraisal issued by a firm of specialists. Their opinion was grounded in the expected profitability of the business during the following 10 years, the period over which said premium will be amortized.

(iv)      As mentioned in Note 1, TNL PCS Participações has acquired Way TV, for R$ 132,750, recording a premium of R$ 63,759, based on an appraisal by a firm of specialists, whose opinion was grounded in the expected profitability of the business over the next ten years, the period over which said premium will be amortized.

(v)       This item refers to FINOR (Investment Fund for the Northeast of Brazil) and FUNRES (Fund for the Revival of the Economy of the State of Espírito Santo).

											Unsecured
		Net profit	Number of shares (thousand)		Shareholding - %		Equity adjustment		Investment value		liabilities
		(loss) for			Total	Voting
Subsidiary	Net equity	the period	Common	Preferred	capital	capital	06/30/2008	06/30/2007	06/30/2008	03/31/2008	06/30/2008

TMAR (i)	14,722,610	957,629	104,228	91,250	81.92	97.35	780,122	816,572	12,072,363	11,807,261
Telemar Telecomunicações (ii)								458
TNL.Net	5,693	110	24,001		100	100	110	161	5,693	5,596
TNL Trading	(1)	(39)	55,524		100	100	(39)	(52)		3	(1)
TNL PCS Participações	133,542	(29,428)	165,986		100	100	(29,428)		133,542	142,567

							750,765	817,139	12,211,598	11,955,427	(1)

Other investments									7,632	7,632

									12,219,230	11,963,059

(i) The equity in TMAR’s earnings is determined by the direct equity stake, after excluding treasury stock, which is 82.00% (06/30/2007 – 81.92%) in the case of TNL.

(ii) On December 18, 2007, TNL sold all its shares in Telemar Telecomunicações to its indirect subsidiary Oi, for the sum of R$ 7,132, recording a discount of R$ 828.

Changes in the company’s investments arise, to a large extent, from equity in the earnings of its subsidiaries.

16        Property, plant & equipment

	Parent Company

	06/30/2008			03/31/2008	Annual
					rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Buildings	23,796	(15,018)	8,778	8,938	4 to 10
Improvements to third-party property	5,711	(4,439)	1,272	1,325	10
Other equipment	836	(442)	394	415	10
Land	369		369	369
Hardware	16,113	(16,074)	39	44	20
Other assets	3,746	(2,828)	918	1,002	10 to 20

	50,571	(38,801)	11,770	12,093

	Consolidated

	06/30/2008			03/31/2008	Annual
					rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Cables (access network)	6,879,015	(4,436,087)	2,442,928	2,439,835	5 to 20
TMAR transmission equipment	10,016,466	(7,849,658)	2,166,808	2,150,953	5 and 20
Oi transmission equipment	2,391,649	(953,106)	1,438,543	1,421,833	10 and 20
Oi switching equipment	1,209,606	(463,162)	746,444	763,851	10 and 20
Underground pipelines	2,130,994	(1,402,087)	728,907	737,285	4
Work in progress	675,801		675,801	453,699
Buildings	2,096,533	(1,444,138)	652,395	660,048	4 to 10
Other equipment	2,201,048	(1,567,518)	633,530	564,719	10 and 20
Poles and towers	1,006,257	(460,653)	545,604	535,847	4 and 5
TMAR switching equipment	9,373,317	(8,951,173)	422,144	399,610	20
Improvements to third-party property	762,547	(348,215)	414,332	408,206	10
Trunking switches	5,514,724	(5,176,501)	338,223	378,839	5 to 10
Hardware	793,133	(573,706)	219,427	185,808	20
Land	139,751		139,751	142,242
Inventory for network expansion	137,611		137,611	144,811
Amazônia transmission equipment	447,007	(384,667)	62,340		13
Amazônia switching equipment	229,613	(170,002)	59,611		13
Terminals	2,225,357	(2,170,614)	54,743	53,954	13 and 20
Way TV transmission equipment	28,697	(18,659)	10,038	10,846	10 and 20
Way TV switching equipment	127	(76)	51	54	20
Other fixed assets	676,093	(534,355)	141,738	133,729	10 to 20

	48,935,346	(36,904,377)	12,030,969	11,586,169

Commercial leasing

If the property arising from commercial leasing transactions, undertaken for the purpose of sustaining the activities of the subsidiaries TMAR and Oi, was to be recorded under property, plant and equipment, as determined by Law nº 11,638/2007, in harmony with the IFRS - International Financial Reporting Standards, the impact on the fixed asset accounts would amount to R$ 92,051, net of depreciation (03/31/2008 – R$ 102,110), and that on the current and long-term liabilities would total R$ 53,116 (03/31/2008 - R$ 66,882).

17        Intangible assets

	Parent Company

	06/30/2008			03/31/2008	Annual
					rate of
		Accumulated	Residual	Residual	amortization
	Cost	amortization	value	value	(%)

Software	7,021	(4,912)	2,109	2,199	20
Trademarks and patents	547	(362)	185	185

	7,568	(5,274)	2,294	2,384

	Consolidated

	06/30/2008			03/31/2008	Annual
					rate of
		Accumulated	Residual	Residual	amortization
	Cost	amortization	value	value	(%)

Right of use - Oi, Way TV and Amazônia (i)	2,275,482	(568,654)	1,706,828	905,422	7 to 13
Software	1,741,146	(1,209,921)	531,225	477,108	20
Others	99,936	(68,830)	31,106	31,413	4 to 20

	4,116,564	(1,847,405)	2,269,159	1,413,943

(i)        This item largely refers to the right to use of the radio frequencies acquired by Oi in March 2001, for R$ 1,102,007, and in July 2003 and January 2004, for R$ 111,315, the amortization of which is calculated in accordance with the term of validity of such rights, extending up to March 13, 2016. The financial charges incurred up to Oi’s operational start up, totaling R$ 63,942, have been capitalized.

In December 2007, Oi was the winning bidder for 16 of the 105 frequency lots put out to tender by ANATEL, thus conferring the right to provide personal mobile services (SMP) for an indefinite period and to use second generation (2G) radio frequencies in São Paulo, for a period of 15 years, renewable for an equal period (involving an additional R$ 120,580), as well as increased the band width in certain states within Region I (Amazonas, Amapá, Roraima, Pará, Maranhão, Piauí, Rio Grande do Norte, Paraíba, Alagoas, Sergipe, Bahia and Espírito Santo), valid until March 13, 2016 (which involved paying a further R$ 10,526).

March 28, 2008 was published in the official daily government newspaper (D.O.U.) the ANATEL Board’s ratification of the results of ANATEL Public Tender nº 002/2007/SPV, authorizing Oi to use third generation (3G) radio frequencies for SMP in Regions I and III (except the area that includes the municipality of Franca, in the state of São Paulo), subject to the signing of the authorization terms, which took place on April 29, 2008. The total investment amounts to R$ 867,018, the amortization of which will be carried out over 15 years, the validity period of said authorizations.

With the company’s acquisition of Way TV, which was approved by ANATEL on November 14, 2007, the balance remaining in regard to that subsidiary’s authorizations to provide cable TV services has been added to the abovementioned figure. The total amount paid for the transfer of the authorizations was R$ 24,281, and its amortization has been calculated in line with the remaining validity of said authorizations, the average period being eight years.

As a result of the company’s acquisition of TNCP, which owns 74.96% of the capital of Amazônia, which transaction was approved by ANATEL on April 3, 2008, that subsidiary’s authorizations to provide telecom services, valued at R$ 14,067 (original cost), have been included in this total.

18        Deferred assets

These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase, and they are being amortized based on economic feasibility studies carried out by third parties. The average amortization period is estimated at ten years for Oi Internet, AIX, Oi and TNL PCS Participações, in five years for Paggo and in four years for Amazônia.  Way TV has deferred spending that is being amortized in five years, in the case of improvements to third-party property, and in ten years, in case of pre-operational expenses.

The consolidated deferred assets may be broken down as follows:

	Consolidated Net Amount

	06/30/2008	03/31/2008

Financial expenses	375,562	368,071
Third-party services	253,226	237,026
Goodwill – CVM Instrution no 349/2001	147,932
Personnel	54,796	53,475
Materials (mainly handsets)	30,872	30,872
Rents and insurance	26,355	22,899
Revenue from the sale of handsets	(19,838)	(19,838)
Others	21,809	15,706
Accumulated amortization	(555,462)	(389,618)

	335,252	318,593

The balances per subsidiary may be summarized as follows:

	06/30/2008			03/31/2008

		Accumulated	Residual	Residual
	Cost	amortization	value	value

Oi	669,755	(379,821)	289,934	273,640
TNCP	147,932	(147,932)
TNL PCS Participações	25,816	(1,507)	24,309	24,955
AIX	21,512	(14,199)	7,313	7,878
Way TV	16,688	(9,689)	6,999	7,426
Oi Internet	4,000	(1,400)	2,600	2,700
Amazônia	2,569	(385)	2,184
Paggo Empreendimentos	2,442	(529)	1,913	1,994

	890,714	(555,462)	335,252	318,593

19        Loans and financing

					Parent Company		Consolidated

		Take-up	Maturity	Financial charges	06/30/2008	03/31/2008	06/30/2008	03/31/2008
(a)	In local currency

	Banco do Brasil (i)	05/2008	05/2016	CDI + 1.30% p.a.			4,300,000

	BNDES	11/2006	06/2014	TJLP + 2.50 % p.a. & 4.50% p.a.			1,515,814	1,514,903

	BNDES (ii)	07/2007	01/2015	TJLP + 4.50% p.a.			440,901	440,636

	BNDES	09/2004	10/2012	TJLP + 4.50% p.a.			414,241	437,876

	BNDES	12/2003	01/2011	TJLP + 4.50% p.a.			205,614	225,376

	BNDES	07/2005	08/2013	TJLP + 3.50% p.a. & 4.50% p.a.			63,241	66,261

	BNDES	12/2005	12/2013	TJLP + 4.50% p.a.			20,727	21,656

	Banco do Nordeste do Brasil S.A.	06/2004	12/2014	10.5% a.a.			158,089	166,093

	Others						49,374	49,285

	With subsidiaries			104% of CDI rate	424,310	393,455

	Financial charges						63,637	18,508

				Total in local currency	424,310	393,455	7,231,638	2,940,594

						Parent Company		Consolidated

		Take-up	Maturity	Currency	Financial charges	06/30/2008	03/31/2008	06/30/2008	03/31/2008
(b)	In foreign currency

	Citibank Tokyo (iii)	09/2007	09/2017	Yen	Japanese interbank rate
					+ 0.48% p.a.			626,024	732,763

	ABN AMRO Bank N.V.	08/2001	08/2009	US$	LIBOR + 0.25% p.a.
					to 0.76% p.a.			181,241	199,139

	ABN AMRO Bank S.A.	09/2005	09/2008	US$	5.45% p.a.			71,636	78,710

	ABN AMRO Bank S.A.	03/2007	09/2008	US$	6.04% p.a.			68,263

	ABN AMRO Bank N.V.	01/2004	04/2009	US$	LIBOR + 3.0% p.a.
					to 4.83% p.a.			63,676	87,455

	ABN AMRO Bank S.A.	06/2005	05/2008	US$	5.05% p.a.				52,473

	ABN AMRO Bank S.A.	12/2005	11/2008	US$	5.43% p.a.			31,838	34,982

	ABN AMRO Bank S.A.	06/2005	12/2010	US$	5.51% p.a.			24,834	32,883

	ABN AMRO Bank S.A.	10/2005	10/2008	US$	5.28% p.a.			24,383	26,790

	ABN AMRO Bank S.A.	02/2006	01/2009	US$	5.40% p.a.			21,502	23,626

	JBIC	01/2003	01/2011	Yen	Japanese interbank rate
					+ 1.25% p.a.	167,609	196,186	167,609	196,186

	JBIC	08/2001	01/2010	Yen	1.65% p.a.	140,091	163,977	140,091	163,977

	Unibanco	09/2006	12/2008	Yen	1.0% p.a.	264,374	309,450	264,374	309,450

	FINNVERA	02/2003	02/2012	US$	LIBOR + 0.29 % p.a.			127,352	139,928

	FINNVERA	11/2004	11/2010	US$	LIBOR + 0.76% p.a.			56,248	61,803

	KFW	02/2003	08/2012	US$	LIBOR + 0.22% p.a.			58,360	64,123

					Parent Company		Consolidated

	Take-up	Maturity	Currency	Financial charges	06/30/2008	03/31/2008	06/30/2008	03/31/2008

KFW	07/2002	01/2011	US$	LIBOR + 0.5% p.a. to 2.0% p.a.			38,877	42,716

Bank of Tokyo - Mitsubishi	01/2004	01/2009	US$	10% p.a.			63,676

Société Générale / Coface	02/2003	11/2012	US$	LIBOR + 0.22% p.a.			41,463	50,619

Société Générale / Natexis	12/2004	10/2009	US$	LIBOR + 1.95% p.a.			20,467	29,985

NIB	03/2003	02/2012	US$	LIBOR + 0.75 % p.a.			23,878	26,236
NIB	11/2004	11/2010	US$	LIBOR + 0.76% p.a.			22,741	24,987
BNDES	12/2003	01/2011	UMBNDES	BNDES variable rate
			(iv)	+ 4.50% p.a.			26,433	31,613
Banco Santander do Brasil S.A..	04/2005	04/2008	US$	5.9% p.a.				21,318
Senior Notes	12/2003	12/2013	US$	8% p.a.	238,785	262,365	238,785	262,365
Financial charges					8,315	13,120	48,067	57,991

		Total in foreign currency			819,174	945,098	2,451,818	2,752,118

	Balance of foreign currency swap operations				458,224	392,753	1,174,018	1,076,081

		Total loans and financing			1,701,708	1,731,306	10,857,474	6,768,793

		Loans and financing - Short term			615,942	655,783	2,095,384	2,081,892
		Loans and financing - Long term			1,085,766	1,075,523	8,762,090	4,686,901

(a)        Turnover of loans and financing during the period ended on June 30, 2008 (consolidated)

Balance at				Balance at
03/31/2008	Additions	Amortization	Financial charges	06/30/2008

6,768,793	4,503,101	(391,767)	(22,653)	10,857,474

(b)       Description of the principal loans and financing taken up in 2007 and 2008

(i)        In May 2008, TMAR secured a R$ 4.3 billion facility from Banco do Brasil in relation to its acquisition of indirect equity stakes in Brasil Telecom Participações S.A. and Brasil Telecom S.A. and other actions described in the company’s Material Information Release of April 25, 2008.  The financial charges are due on a half-yearly basis, from May 2010 up to May 2016. The principal will be repaid in seven equal annual installments, as from May 2010.

(ii)       In July 2007, Oi closed a financing contract with the BNDES (Brazilian Development Bank), amounting to R$ 466,760, drawing down R$ 290,000 in that same month and R$ 150,000 in October, to finance the expansion and technological upgrading of its mobile telecommunications network, scheduled for the period 2006 to 2008. The financial charges come due on a quarterly basis, until January 2010, becoming monthly for the period February 2010 to January 2015. The principal is payable on a monthly basis, as from February 2010.

(iii)      In September 2007, TMAR obtained a syndicated loan of R$ 664,360 (US$ 360,000) to finance the expansion and technological upgrading of its wireline network. This international facility was put together by a consortium of banks, led by Citibank Tokyo and the Sumitomo Mitsui Banking Corporation. The Japanese Development Bank (JBIC - Japan Bank for International Cooperation) is the guarantor. The Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi UFJ and the Tokyo branches of Societé Générale, Banco Bilbao Vizcaya Argentaria and ING Bank N.V. also participated in the consortium.

(iv)      The BNDES announces its currency basket rate (UMBNDES) on a daily basis.

In June 2008, TMAR signed a contract with Finnish Export Credit for financing amounting to US$ 300,000, for the purpose of covering part of its investments for the current year. Sums will be drawn down as required over the course of the year. The financial charges come due on a half-yearly basis, from December 2008 to December 2018. The principal will be repaid in 17 equal annual installments, as from December 2010.  No disbursements had been made up to June 30, 2008.

(c)        Guarantees

Loans from the BNDES are guaranteed against TMAR and Oi receivables plus sureties provided by TNL and TMAR, respectively.

The repayment of long-term debt has been scheduled as follows:

	Parent Company	%	Consolidated	%
In local currency
2009	424,310	39.1	266,465	3.1
2010			1,227,970	14.0
2011			1,162,359	13.3
2012			1,129,794	12.9
2013 onwards			3,157,474	36.0

	424,310	39.1	6,944,062	79.3

In foreign currency
2009	164,768	15.2	422,159	4.8
2010	210,644	19.4	449,236	5.1
2011	47,260	4.4	214,152	2.4
2012			125,446	1.4
2013 onwards	238,784	21.9	607,035	7.0

	661,456	60.9	1,818,028	20.7

Total
2009	589,078	54.3	688,624	7.9
2010	210,644	19.4	1,677,206	19.1
2011	47,260	4.4	1,376,511	15.7
2012			1,255,240	14.3
2013 onwards	238,784	21.9	3,764,509	43.0

	1,085,766	100.0	8,762,090	100.0

20        Authorizations payable

	Consolidated

	06/30/2008		03/31/2008

	Short	Long	Short	Long
	term	term	term	term

Oi - 3G usage rights (i)	755,261
Oi - 2G usage rights (ii)	112,033		117,996
Oi usage rights (iii)	36,368	109,131	33,897	111,635
Amazônia usage rights (iv)	3,492	11,310	3,279	3,109

	907,154	120,441	155,172	114,744

These refer to the payments due to ANATEL for its granting of authorizations to provide SMP and of corresponding radio frequencies, obtained by means of public auctions.

(i)        The documents conferring the right to use of radio frequencies for the company to provide 3G SMP in PGA Regions I and III (see Note 17) were signed on April 29, 2008. This represented a total investment of R$ 867,018 and, on April 28, 2008, Oi paid 10% of the offer price, with the remaining 90% to be paid, without correction, until December 10, 2008, in accordance with the tendering regulations.

(ii)       The documents conferring the right to use of radio frequencies for the company to provide 2G SMP in São Paulo and expand the bandwidth in certain states within PGA Region I (Amazonas, Amapá, Roraima, Pará, Maranhão, Piauí, Rio Grande do Norte, Paraíba, Alagoas, Sergipe, Bahia and Espírito Santo) (see Note 17) were signed on December 7, 2007. This represented a total investment of R$ 131,106 and, on December 7, 2007, Oi paid 10% of the offer price, with the remaining 90% to be paid, without correction, until December 10, 2008, in accordance with the tendering regulations.

(iii)      In relation to the contracts signed in July 2003 and January 2004 conferring certain radio frequency usage rights, Oi paid 10% of the contractual amount, upon the signing of the same, and recognized the balance under its liabilities, with final maturity in 2011 and 2012, respectively. The outstanding balance is being corrected monetarily according to the variations of the IGP-DI inflation index, plus interest of 1% p.a..

(iv)      This refers to the amounts payable to ANATEL for the granting of radio frequencies and authorizations to provide SMP, obtained at auction. With respect to the contracts signed in 2004, Amazônia paid 10% of the contractual amount, upon the signing of the same, and recognized the balance under its liabilities, separated into short and long-term portions, with the final maturity in 2012. The outstanding balance is being corrected monetarily according to the variations of the IGP-DI inflation index, plus interest of 1% per month.

In accordance with CVM Instruction nº 469/2008, the accounts payable in relation to the 2G and 3G licenses (items (i) and (ii) above) have been adjusted to present value, using an average discount rate of 10.6% p.a. (average rate of interest on the debt), since the signing of the licensing agreements, yielding the sum of R$ 44,851, which has been recorded in the books as a deduction from the balance of authorizations payable and the intangible assets account (Note 17).

21        Taxes payable and deferred

	Parent Company		Consolidated

	06/30/2008	03/31/2008	06/30/2008		03/31/2008

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

ICMS (i)			420,138		398,841
ICMS - Covenant 69/1998 (ii)				88,073		84,578
PIS and COFINS	894	901	106,506		96,356
Income tax payable	1,455	1,110	303,175		278,121
Social contribution payable			129,068		121,708
Deferred income tax and social
contribution – Law no 8,200/1991			10,902		11,066
Others	706	705	37,348		39,984

	3,055	2,716	1,007,137	88,073	946,076	84,578

(i)       Various municipal, state, and federal taxes are levied on telecom services, the main one being ICMS (Value Added Tax on sales and services), charged by the states at diverse rates. The ICMS rate is 35% for Rondônia, 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás and Mato Grosso do Sul; 28% for Pernambuco; 27% for Maranhão, Ceará, Rio Grande do Norte, Alagoas, Sergipe, Bahia and Paraná; and 25% for all the other states.

(ii)       Consolidated figures shown net of judicial deposits amounting to R$ 153,197 (03/31/2008 – R$ 149,815).

22        REFIS II – Tax Refinancing Program

TNL and its subsidiaries TMAR and Oi have all adhered to the PAES – Special tax debt refinancing program (also known as the REFIS II – Tax Refinancing Program), governed by Law  nº 10,684/2003, with the registration of a substantial portion of the debt to the National Treasury and the INSS that was due up to February 28, 2003.

According to the provisions of Article 7 of the aforementioned law, TNL and its subsidiaries are obliged to make timely payment of the installments under the REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever may happen to occur first.

The refinancing has been scheduled over 180 months for TNL and 120 months for its subsidiaries, and the amounts of R$ 7,919 (TNL) (previous quarter R$ 3,929) and R$ 68,590 (consolidated) (previous quarter R$ 34,030) were settled on time during the period ended on June 30, 2008, in compliance with the provisions of CVM Instruction nº 346/2000, which deal with the timeliness of the payments as an essential requirement for retaining the favorable terms provided for under the REFIS II program.

The amounts scheduled under the REFIS II program are as follows:

	Parent Company				Consolidated

	06/30/2008		03/31/2008		06/30/2008		03/31/2008

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

COFINS					72,046	283,511	70,932	296,861
CPMF	4,328	38,591	4,260	39,060	30,143	139,530	29,677	144,792
IOF	11,717	104,495	11,537	105,763	15,385	118,635	15,148	120,587
Income tax					13,232	49,573	13,027	52,063
Social contribution					4,449	21,279	4,380	22,045
INSS - SAT					3,115	18,569	3,082	19,023
PIS					640	2,760	629	2,875

	16,045	143,086	15,797	144,823	139,010	633,857	136,875	658,246

A breakdown of the REFIS II amounts, showing principal, fines and interest, is presented below:

	Consolidated

	06/30/2008				03/31/2008

	Principal	Fines	Interest	Total	Total

COFINS	256,263	25,732	73,562	355,557	367,793
CPMF	123,275	12,328	34,070	169,673	174,469
IOF	98,152	9,815	26,053	134,020	135,735
Income tax	34,416	8,126	20,263	62,805	65,090
Social contribution	14,268	3,186	8,274	25,728	26,425
INSS - SAT	12,737	2,192	6,755	21,684	22,105
PIS	2,167	242	991	3,400	3,504

	541,278	61,621	169,968	772,867	795,121

These amounts are corrected monetarily according to the variations of the TJLP (Long Term Interest Rate), with R$ 5,033 (TNL) and R$ 24,961 (consolidated) being recognized as “Financial expenses” during the quarter ended on June 30, 2008 (see Note 6).

As at June 30, 2008, the payment flows through the REFIS II program, adjusted to present value at the rate of 12% p.a. (forecast average rate of remuneration), for the remaining period of nine years and eleven months, amount to R$ 126,534 (TNL) and R$ 652,351 (consolidated).

Faced with the undue classification, by the SRF (Brazilian Internal Revenue Department) and the PGFN (Office of the Chief Attorney for the National Treasury), of debts under the PAES program, TMAR felt obliged to take legal action in order to prove its good standing with regard to payment of the installments under the program, as well as to substantiate the debts that were included in that program. To this effect, and in view of the concession of a preliminary injunction conditional upon a guarantee, supplementary judicial deposits of approximately R$ 3 million per month were made until such time as an administrative or judicial decision be handed down determining the correct balance of the debts included in the PAES scheme. In May 2006, TMAR obtained a judicial ruling authorizing the monthly guarantee presented in this legal action to be effected by means of a bank guarantee, instead of a cash deposit.

In the cases of TNL and Oi, the same error has been committed by the administrative authorities, with the undue inclusion of amounts other than those specified by the companies. On August 22, 2006, the SRF removed TNL and Oi from the REFIS II program, on the grounds of alleged payment default. Since the management and its legal advisors consider that this exclusion is totally unfounded, given that the calculation of the installments to be paid is based on the amounts that the companies themselves asked to be included, TNL and Oi are taking the necessary administrative and judicial steps for their reinstatement in the REFIS II program. In the event that the REFIS II debt is recalculated without including the benefits provided for in Law nº 10,684/2003, the amount of the long-term debt, totaling R$ 146,968 (consolidated), will be transferred to current liabilities.

23         Provisions for legal contingencies

(a)        Composition of the book balance

		Parent Company		Consolidated

		06/30/2008	03/31/2008	06/30/2008	03/31/2008

	Fiscal

(i)	ICMS			432,361	394,717
(ii)	FUST			95,373	88,008
(iii)	Compensation for tax losses
	and negative contribution base			56,029	55,090
(ii)	FUNTTEL			53,653	48,682
(iv)	ISS	424	424	51,781	50,387
(v)	ILL			44,359	43,489
	INSS (joint responsibility,
	professional fees and indemnifications)			28,676	51,176
(vi)	Other claims	4	4	83,848	80,669
	Associated judicial deposits (*)			(161,748)	(151,777)

		428	428	684,332	660,441

	Labor

(i)	Overtime	362	527	198,097	192,840
(ii)	Pay differences			142,387	124,725
(iii)	Indemnifications			110,532	114,764
(iv)	Fines			90,616	87,843
(v)	Sundry extras			93,382	59,597
(vi)	Claims by outsourced personnel			64,247	59,735
(vii)	Professional fees			48,099	45,305
(viii)	Pension differences			39,183	30,790
(ix)	Contractual rescission			24,882	22,592
(x)	FGTS			17,224	16,220
(xi)	Employment links			16,823	15,446
(xii)	Other claims			58,074	66,537
	Associated judicial deposits (*)			(274,909)	(278,181)

		362	527	628,637	558,213
	Civil

(i)	ANATEL estimates			312,314	311,064
(ii)	Small claims courts			76,579	74,263
(iii)	ANATEL fines			76,289	63,457
(iv)	Other claims	4	4	282,031	286,856

		4	4	747,213	735,640

		794	959	2,060,182	1,954,294

(*) In accordance with CVM Resolution no 489/2005.

In accordance with the terms of the respective legislation, the provisions for legal contingencies are corrected monetarily on a monthly basis, using the following indices and interest rates:

Fiscal:          Variations of the SELIC (Brazilian Central Bank base rate) and UFIR (Fiscal Unit of Reference);

Labor:          Indices of the TRTs (Regional Labor Courts), plus interest of 1% per month;

Civil:              Variations of the UFIR, plus monthly interest (0.5% up to January 9, 2003 and 1% as from   January 10, 2003) and, for ANATEL, the IGP-DI inflation index.

(b)       Breakdown of the claims, net of judicial deposits, according to level of risk, as at June 30, 2008 (consolidated)

	Fiscal	Labor	Civil	Total

Probable	684,332	628,637	747,213	2,060,182
Possible	8,016,966	394,200	2,616,168	11,027,334
Remote	821,853	715,222	385,836	1,922,911

Total	9,523,151	1,738,059	3,749,217	15,010,427

(c)        Summary of the changes in the balances of the provisions for legal contingencies

	Parent Company

	Fiscal	Labor	Civil	Total

Balance at December 31, 2007	428	308	3	739

Additions, net of reversals (Note 5)		136		136
Monetary correction (Note 6)		83	1	84

Balance at March 31, 2008	428	527	4	959

Additions, net of reversals (Note 5)		(110)		(110)
Monetary correction (Note 6)		(55)		(55)

Balance at June 30, 2008	428	362	4	794

	Consolidated

	Fiscal	Labor	Civil	Total

Balance at December 31, 2007	637,626	582,424	727,134	1,947,184

Additions, net of reversals (i)	25,366	23,548	30,297	79,211
Write-downs due to settlement	(17,769)	(32,336)	(41,096)	(91,201)
Monetary correction (Note 6)	15,367	28,236	19,305	62,908
Associated judicial deposits	(149)	(43,659)		(43,808)

Balance at March 31, 2008	660,441	558,213	735,640	1,954,294

Acquisition of Amazônia (Note 1)	24,771	1,502	3,352	29,625
Additions, net of reversals (i)	5,360	57,332	44,560	107,252
Write-downs due to settlement	(6,654)	(43,814)	(42,260)	(92,728)
Monetary correction (Note 6)	10,385	52,134	5,921	68,440
Associated judicial deposits	(9,971)	3,270		(6,701)

Balance at June 30, 2008	684,332	628,637	747,213	2,060,182

(i)        The total additions in the quarter, net of reversals, amounting to R$ 186,463, comprise the cost of provisions for legal contingencies, to the sum of R$ 166,796 (see Note 5), and the amounts shown in the table below, totaling R$ 19,667.

The amounts of the provisions in relation to the querying of ICMS on the leasing of IP gateways, INCRA, FUST, FUNTTEL and an ICMS power consumption credit are recorded in the respective accounts for these charges, as shown below:

	Consolidated

	06/30/2008	06/30/2007

Deductions from gross revenue:
Leasing of IP gateways		(10,600)

Payroll:
INCRA	(143)	(380)

Other operating expenses:
FUST	(11,482)	3,351
FUNTTEL	(7,073)	(6,235)
ICMS credit in relation to power consumption	(969)	(1,107)

	(19,667)	(14,971)

(d)       Probable contingencies (consolidated)

Fiscal:

(i)        ICMS (Value Added Tax on Sales and Services) - Refers to a provision that is considered by the management to be sufficient to cover the various tax assessments in relation to: (a) insistence on levying ICMS, instead of ISS, on certain revenues; (b) offsetting and appropriation of credits on the acquisition of goods and other inputs required for network maintenance; and (c) assessments relating to non-compliance with access obligations.

(ii)       FUST and FUNTTEL -  The provision is in relation to the change in the FUST (Fund for Universal Access to Telecommunications Services) fee calculation methodology, introduced by ANATEL Abridgement no 7 (no longer allowing the exclusion of EILD and interconnection charges from the calculation base, applied retroactively). In this regard, acting through ABRAFIX (Brazilian Association of Wireline Telephony Companies), TMAR has taken out an injunction to prevent the application of the rule in question, and has been making judicial deposits of the calculated differences. The company believes that whatever decision is handed down regarding the FUST fees will also apply to the FUNTTEL (Fund for the Technological Development of Brazilian Telecommunications) fees.

(iii)      Compensation for tax losses and a negative contribution base - TMAR has obtained an injunction guaranteeing compensation for tax losses and a negative social contribution calculation base, when ascertained for the base years prior to and including 1998, offsetting these against 100% of future taxable income.

(iv)      ISS (Tax on Services) - TMAR maintains provisions for tax assessments in relation to queries regarding the levying of ISS on a variety of value-added, technical and administrative services, such as the leasing of equipment. The amount provided for represents that portion of these assessments that the company’s legal advisers consider to be liable to the incurring of loss.

(v)       ILL (Tax at Source on Net Income) - TMAR offset the ILL paid up to the calendar year 1992, based on decisions by the STF (Federal Supreme Court) with regard to the unconstitutional nature of said tax. Nevertheless, although the merits of the argument have been made clear in the forum of the higher courts, a provision is still maintained, in view of the fact that a definitive decision has not yet been handed down as to the criteria for correcting these credits monetarily.

(vi)      Other claims - These largely relate to provisions to cover IPTU (municipal real-estate tax) assessments, amounting to R$ 10,462 (03/31/2008 – R$ 10,462), sundry tax assessments relating to income tax and social contribution charges, totaling R$ 41,337  (03/31/2008 – R$ 40,249), and questions raised regarding the levying of the FNDE (National Fund for the Development of Education) contribution, to the sum of R$ 14,998 (03/31/2008 – R$ 14,766).

Labor:

(i)     Overtime - Claims relating to demands for overtime payment, for work done outside normal working hours.

(ii)       Pay differences - This item largely represents amounts arising from pay differences among the employees and claims for equal pay/reinstatement, by those who allegedly receive less pay for doing an identical job, in addition to other requirements provided for in the applicable legislation.

(iii)      Indemnification - The indemnities correspond to requests for reimbursement or compensation for losses incurred during the validity of the employment contract, due to a variety of reasons, including: work-related accident, provisional job stability, moral demage, restoration of payroll deductions, child day-care benefit and productivity bonus, provided for in collective labor agreements.

(iv)      Labor fines - These are fines provided for under the CLT (Labor Laws) in the event of non or late payment of labor-related items.

(v)      Sundry extras - These, in large part, reflect the expectation of incurring losses in proceedings relating to demands for payment of a risk premium, by employees who work in environments that may be considered hazardous, particularly in close proximity to high-voltage electrical installations.

(vi)    Knock-on effect - Claims filed by former employees of contractors, holding TMAR secondarily responsible for amounts possibly owing and not paid by those contractors, usually because they closed down.

(vii)     Professional fees - These refer to the legal costs awarded to winning plaintiffs, including the fees due in claims supported by a pertinent labor union, as well as the fees of specialists and their assistants.

(viii)    Pension differences - These are claims relating to differences due to former employees under the private pension scheme, arising from payroll extras that were supposedly not taken into consideration when calculating the pension value.

(ix)      Contractual rescission - Represents amounts due but not paid upon the rescission of the contracts of former employees, including indemnification provided for in the company’s plan to encourage voluntary contractual rescissions (PIRC).

(x)       FGTS - These are claims referring to differences arising from the depositing of the plaintiff’s FGTS (Length of Service Indemnity Fund), and also the issue of compensation for the losses generated by government economic plans in the 1980s and 90s, as well as in relation to the payment of a fine, equivalent to 40% of the FGTS balance, in the event of unfair dismissal.

(xi)    Employment links - These are claims by former employees of contractors, attempting to establish a direct employment link with the company, on the grounds of unlawful outsourcing and/or elements of a connection, such as direct subordination.

(xii)     Other claims - Refer to a variety of issues, relating to requests for reinstatement, profit share, and making up alleged payroll shortfalls, among others.

Civil:

(i)      ANATEL estimates - These largely relate to alleged non-compliance with PGMU (General Plan for Universal Access Targets) and PGMQ (General Plan for Quality Targets) obligations.

(ii)      Small claims courts - Questions raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages.

(iii)      ANATEL fines - These largely refer to provisions in relation to the company’s alleged failure to meet quality targets under the PGMQ and RIQ (Regulation of Quality Indicators).

(iv)      Other claims - These relate to various lawsuits in progress with regard to the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of shares, among other claims.

(e)        Possible contingencies (not provided for)

TNL and its subsidiaries also have a number of proceedings wherein the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provisions for legal contingencies have been made.

The principal contingencies classified as incurring possible losses, in the opinion of the company’s legal advisors, are summarized below:

Fiscal:

ICMS - There have been a number of ICMS tax assessments against TMAR, amounting to approximately R$ 1,931,039 (03/31/2008 – R$ 1,868,162), most notably in regard to two situations: the levying of ICMS on certain revenues from services that are already taxed for ISS or that do not form part of the ICMS tax base, and the offsetting of credits in relation to the acquisition of goods and other inputs required for network maintenance.

ISS - Assessments relating to the levying of ISS on the leasing of equipment, wake-up calls and other communication services, amounting to a total of approximately R$ 1,285,602 (03/31/2008 – R$ 1,252,500), have not been provided for, since classified by the company’s legal representatives as liable to incurring possible losses, given that these activities are either not subject to the levying of ISS or are already being taxed for ICMS. Furthermore, and strengthening the arguments of the defense, the STF (Federal Supreme Court) decided, in the fourth quarter of 2001, that ISS should not be levied on the leasing of equipment, to which a substantial portion of these assessed amounts are related.

INSS (National Institute of Social Security) - There are proceedings involving a total of approximately R$ 887,410 (03/31/2008 – R$ 828,943) relating mainly to joint liability, the applicable percentage of Workplace Accident Insurance (SAT) and amounts liable to incurring social security charges. Notable among these is the questioning of the charging, by the INSS (Tax Assessment Notifications – NFLDs, in July 2005), of social security contributions on payments in regard to TMAR employee profit sharing, made under the terms of Law no 10,101 and Article 7 of the 1988 Federal Constitution. Such payments should not form part of the calculation base for said contribution. The amount involved in this assessment comes to R$ 305,139 (03/31/2008 – R$ 297,282).

Federal taxes - There are also a number of federal tax assessments, largely relating to alleged failure to make due payment or to undue compensatory procedures, amounting to approximately R$ 1,420,611 (03/31/2008 – R$ 1,192,355). Based on the opinion of its legal advisors, the company’s management considers that there is a good chance of success in these proceedings, and for this reason has made no provisions for possible losses.

There follows a list of other charges made by the federal authorities:

(i)        IRPJ, CSLL, PIS and COFINS - Amortization of premium - Assessment of July 2005 - The questioning of the sum of R$ 1,984,344 (03/31/2008 – R$ 1,933,249), largely in relation to a corporate transaction carried out by TNL in 1998, to appropriate the goodwill determined in relation to the privatization auction of the Telebrás System. The amortization of the goodwill and the corresponding tax deduction are provided for in Law n° 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in calculating the taxable income of a company resulting from a merger, split or consolidation, where one of the parties has an equity stake in the other, acquired at a premium based on the prospect of that other’s future profitability. Hence, the prevailing federal legislation expressly allows the possibility of making use of premiums paid in the acquisition of equity stakes. This is a normal market practice and followed, moreover, the stipulations of CVM Instruction n° 319/1999. TNL is supported by the legal opinions of four renowned tax law firms, whose reports confirm the legality of the procedures adopted in the aforementioned transaction.

The company has duly contested the tax assessment notice. The decision in the lower administrative court, which reduced the amount in question by approximately R$ 300 million, was considered by the Taxpayers’ Council to be invalid and the company is now awaiting a decision on appeal to the Judgement Commission.

(ii)         IRRF, IRPJ, CSLL, PIS and COFINS - Undue disallowances - In August 2000, TMAR was assessed for a total of R$ 993,689 by the Federal Internal Revenue Department of Rio de Janeiro, based on events that occurred in 1996, and therefore prior to the privatization. Of the aforementioned sum, approximately R$ 51,000 has been registered under the REFIS II program. After the final decision, the remaining amount, which is being legally questioned and for which the maximum risk level is considered to be possible, totals approximately R$ 86,673 (03/31/2008 – R$ 84,441).

(iii)         PIS and COFINS - Undue disallowances - On June 30, 2006, TMAR received a tax assessment from the SRF, for the sum of R$ 713,364 (03/31/2008 – R$ 694,995), in relation to a number of disallowances of exclusions from the PIS and COFINS calculation bases, due to the inspectors failing to consider the information contained in rectified returns (DCTFs) when calculating the due amounts, and to inaccuracies on the part of the inspectors in the comparison of the specified PIS and COFINS against the DCTFs. TMAR has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, the management considers the risk of incurring losses in this case to be possible.

A partially favorable decision has been obtained in the lower court, which is still provisional, leading to a reduction of approximately R$ 405,552 (03/31/2008 – R$ 395,110) in the amount assessed, and the company has appealed against the unfavorable part of the decision. Given that the reduction results from the identification of errors committed, TMAR’s management believes that liability for this reduced portion should be considered remote, with the remaining balance considered possible.

(iv)      Fine - IRRF on loan - Assessment of December 2007 - The taxation authorities fined TMAR the sum of R$ 113,475 (03/31/2008 – R$ 164,232) for not having deducted corporate income tax at source (in the calendar years 2002 and 2003) on the gains arising from loan agreements entered into with the parent company, TNL. The company’s legal advisors believe there are strong arguments for the defense, since, in addition to part of the amount in question having already lapsed and therefore presenting a remote chance of incurring losses, said retention was waived by Article 77, subsection II of Law no 8,981/95, which was only later revoked by Law no 10,833/2003.

Labor:

These refer to questions regarding various claims in relation to pay differences, overtime, risk premium and joint liability, among others, amounting to a total of approximately R$ 394,200 (03/31/2008 – R$ 382,709), which are mainly before lower courts of law and for which no ruling has been handed down regarding the merits of these cases.

Civil:

These refer to lawsuits in relation to which no judicial ruling has been handed down, the principal objectives of which are associated with issues regarding network expansion plans, indemnification for pain and suffering and material damages, collection proceedings, and tendering processes, among others. These issues are represented by at least 24,730 lawsuits (03/31/2008 – 24,954), involving a total value of approximately R$ 2,616,168 (03/31/2008 – R$ 2,627,401).

This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically in excess of the true merits of the case), and the final judicial decisions are still pending.

24        Debentures

At an Ordinary General Meeting of the shareholders of TMAR, held on March 7, 2006, approval was given for a public issue of 216,000 (two hundred and sixteen thousand) simple, non-convertible debentures, in two series, with a nominal unit value of R$ 10, making a total of R$ 2,160,000. The issue date was set for March 1, 2006, with the placement date on March 27, 2006. The maturity of the 1st series is five years and of the 2nd series is seven years, from the issue date, and the remuneration is equivalent to 103% p.a. of the CDI rate, for the 1st series, and the CDI rate plus a 0.55% p.a. spread for the 2nd series. The interest recorded under current liabilities, as at June 30, 2008, amounting to R$ 79,568 (03/31/2008 – R$ 17,813), is amortized half-yearly. The most recent date was March 1, 2008 and the next occasion will be September 1, 2008. TMAR’s Board of Directors approved this transaction on March 15, 2006.

At an Ordinary General Meeting of the shareholders, held on April 17, 2007, approval was given for a private issue by TMAR of 5,400 (five thousand, four hundred) simple, non-convertible debentures, in up to five series, at a nominal unit value of R$ 10, making a total of R$ 54,000, with a view to financing the expansion of the mobile telephone services in a variety of locations within the state of Minas Gerais (under the "Minas Communicates" project). The indenture was signed on December 18, 2007 and subscription to the 1st series, to the sum of R$ 11,080, took place on December 28th. Subscription to the 2nd series, to the sum of R$ 19,660, occurred on March 24, 2008. The final maturity of these debentures is on July 5, 2021, with partial amortization in 2018, 2019 and 2020. The debentures are to be remunerated according to the IPCA (inflation index) + 0.5% p.a. and interest amounting to R$ 850 has been recorded under long term liabilities for the quarter ended on June 30, 2008 (03/31/2008 – R$ 257).

25        Shareholders’ equity

At an Ordinary General Meeting of the shareholders, held on April 4, 2008, approval was given for the allocation of the net profit for the year ended on December 31, 2007, amounting to R$ 2,296,737, plus the sum of R$ 18,245 in lapsed dividends and interest on capital for 2003, making a grand total of R$ 2,314,982, as follows: (a) R$ 114,837 to the legal reserve; (b) a capital increase of R$ 760,000; (c) setting up a revenue reserve of R$ 768,681; and (d) distribution to the shareholders of the remaining R$ 671,464, with R$ 80,016 in dividends and R$ 591,448 as interest on capital, payment of which began on April 15, 2008.

At an Extraordinary General Meeting of the shareholders, also held on April 4, 2008, a proposal was approved for the appropriation of interest on capital over the course of the 2008 fiscal year, to the sum of up to R$ 700,000.

A reserve was set up on April 12, 2008 for the premium on the disposal of shares, to the sum of R$ 4,280, as a result of the exercising of the first package of share options under the 2007 Share Options Program, which involved the transfer of common treasury stock, amounting to R$ 4,723, to the respective beneficiaries who exercised their options (see Note 27d).

The reconciliation of net profit for the quarter and shareholders’ equity as at June 30, 2008, between the parent company and the consolidated figures, is shown below:

	Net profit for the quarter	Shareholders’ equity

Parent Company	707,803	11,638,198

Elimination of unrealized profit on the sale of
TNL’s equity stake in Oi to TMAR		(499,994)

Elimination of goodwill amortization on the premium paid by
TMAR in its acquisition of TNL’s equity stake in Oi	26,548	269,909

Consolidated	734,351	11,408,113

26        Financial instruments

The exposure of TNL and its subsidiaries to market risk stems mainly from changes in foreign exchange rates, since a large part of the company’s debt is denominated in foreign currency, while its revenues are in the local currency (real - R$). In order to reduce this risk exposure, the company uses derivatives such as swap contracts. TNL and its subsidiaries do not use derivatives for any other purpose.

These transactions are carried out through the company’s treasury area, in line with a strategy that has been previously approved by the management.

 (a)       Foreign exchange risk

Approximately 21% (03/31/2008 - 35%) of the consolidated debt, including debentures and excluding swap transactions, is denominated in foreign currency (U.S. dollars or Japanese yen, or in the BNDES basket of currencies).

The sum of the nominal values of the currency swaps and foreign currency investments, as at June 30, 2008, was US$ 502,351 thousand (03/31/2008 - US$ 522,578 thousand) for the parent company and US$ 1,093,100 thousand (03/31/08 – US$ 1,089,011 thousand) in the consolidated figures, providing foreign exchange risk cover of 98% (03/31/2008 – 97%) and 71% (03/31/2008 – 69%), respectively.

A summary of the position of these transactions is shown below:

	Value of the hedging contracts		Hedging gain (loss	)

	06/30/2008	03/31/2008	06/30/2008	06/30/2007

Parent Company
Foreign currency investments (i)	533,814	603,310	(38,993)	(63,872)
Foreign exchange swaps	262,871	310,455	(43,510)	(110,434)

Consolidated
Foreign currency investments (i)	827,323	923,276	(62,299)	(80,874)
Foreign exchange swaps	909,493	981,090	(181,523)	(318,388)

The currency swap operations transfer the risk from foreign exchange variations to the variations of the CDI rate.

(i)         Earnings from financial investments denominated in foreign currency are recorded in the results of hedging transactions (see Note 6).

 (b)      Interest rate risk

TNL and its subsidiaries have loans and financing that is subject to floating interest rates, based on the TJLP or the CDI, in the case of debt denominated in local currency, and on the LIBOR, in the case of debt denominated in U.S. dollars, on the Japanese interbank rate (“Japanese LIBOR”), in the case of debt denominated in Japanese yen, and on the BNDES’s variable currency basket rate (UMBNDES), in the case of debt linked to the BNDES’s foreign currency funding. In order to reduce their exposure to LIBOR variations, TNL and its subsidiaries engage in swap transactions that convert the LIBOR rates into fixed rates.

At June 30, 2008, approximately 90% (03/31/2008 – 84%) of the assumed debt, including debentures, was subject to floating interest rates, and 4% (03/31/2008 – 7%) had been exchanged for fixed rates, by means of swap transactions.

	Value of the hedging contracts		Hedging gain (loss		)

	06/30/2008	03/31/2008	06/30/2008	06/30/2007

Interest rate swaps:
Parent Company	33,884	37,230	(1,528)	(3,106)
Consolidated	407,906	448,187	(1,853)	1,706

(c)        Credit concentration risk

            The concentration of credit risk associated with accounts receivable from customers is not material, due to the company’s highly diversified client portfolio and the monitoring controls applied. The doubtful debts are adequately covered by a provision for potential losses in this respect (see Note 10).
Transactions with financial institutions (financial investments, loans and financing) are distributed among first class institutions, thereby avoiding any risk of concentration.

(d)       Market value of the financial instruments

            With the exception of direct investment in TMAR, the market values of the principal financial instruments are similar to their book values, as follows:

		06/30/2008

		Parent Company		Consolidated

		Book	Market	Book	Market
		value	value	value	value

(i)	Loans and financing	1,701,708	1,700,183	10,857,474	10,875,713
(ii)	Investments in marketable securities	766,527	766,527	7,305,837	7,305,837
(ii)	Debentures			2,271,158	2,271,158
(iii)	Direct investment in TMAR	12,072,363	18,504,881

		03/31/2008

		Parent Company		Consolidated

		Book	Market	Book	Market
		value	value	value	value

(i)	Loans and financing	1,731,306	1,748,498	6,768,793	6,788,235
(ii)	Investments in marketable securities	617,238	617,238	6,388,810	6,388,310
(ii)	Debentures			2,208,810	2,208,810
(iii)	Direct investment in TMAR	11,807,261	20,394,163

(i)        The market values of the loans & financing were calculated at the present value of these financial instruments, considering the interest rates adopted by the market for transactions of a similar kind, term and level of risk.

(ii)       The book balances of investments in marketable securities and debentures, at June 30 and March 31, 2008, are similar to their market values, because they are recorded at realizable value.

(iii)      Calculation of the market value of investment in TMAR was based on the closing stock market price at the São Paulo stock exchange (BOVESPA) on the last business day of the quarter. No estimate was made of the market values of the investments in privately owned subsidiaries, since there is no active market for such instruments. It should be emphasized that the market value calculation based on stock market prices is derived from transactions between minority shareholders and does not necessarily represent the amount that would be obtained in a transaction involving the transfer of TNL’s controlling equity stake in TMAR.

27        Employee benefits

(a)        Private pension schemes

            TNL and its subsidiaries TMAR, Oi and Oi Internet sponsor retirement schemes for the benefit of those employees who opt for them. The PBS-Telemar and TelemarPrev schemes are run by the Atlantic Social Security Foundation (FASS), while the PBS-Assistidos supplementary benefit scheme is run by the Sistel Social Security Foundation (SISTEL), and their costs are recorded in the books in accordance with CVM Resolution nº 371/2000, which means, in the case of the defined benefit schemes (PBS-Assistidos and PBS-Telemar), over the working life of the participants, and, in the case of the defined contribution scheme (TelemarPrev), in line with the monthly contribution payments, based on actuarial calculations approved by the SPC - Supplementary Welfare Department of the Ministry of Social Security.

TNCP and Amazônia sponsor retirement schemes for their active and former employees. There are presently three plans being sponsored: The PBS-A, exclusively for retired former employees, the PBS-Telenorte Celular Participações and the CELPREV benefit scheme, all run by SISTEL. The costs of these schemes are recorded in the books in accordance with CVM Resolution nº 371/2000. The PBS-A and PBS-Telenorte Celular Participações are defined benefit schemes and the CELPREV plan is a defined contribution scheme. The defined benefit schemes are closed to new participants. The contributions of the participants and the sponsors are determined under the Costing Plan, which is reassessed every year by a qualified professional (actuary). The SPC is the official body that sanctions and supervises these schemes.

(b)       Employee profit sharing

The employee profit sharing scheme was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for shareholders. The scheme comes into effect when the following targets are met:

  Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization - EBITDA, as well as indicators of economic value added); and

  Operational, quality and market indicators.

On June 30, 2008, TNL and its subsidiaries recorded provisions based on the estimated attainment of these targets, amounting to R$ 38,026 (06/30/2007 – R$ 33,669).

The differences between the amounts of the provisions and the figures presented in the statements of income are due to reversals or supplements in relation to the previous year’s estimates, made upon the effective payment thereof.

TNCP and Amazônia record their profit sharing based on the meeting of the stipulated targets for that financial year, subject to approval at a General Meeting of the shareholders.

 (c)       Other employee benefits

The company also provides its employees with medical and dental schemes, pharmacy and child day-care assistance, and group life insurance, with deductions from the payroll made in accordance with the pay scales determined in the applicable collective labor agreements.

(d)       Stock option scheme

At an Extraordinary General Meeting of TNL’s shareholders, held on April 11, 2007, approval was given for a stock option plan, details of which may be found on the company’s website (www.oi.com.br/ri) and the CVM’s web page (www.cvm.gov.br). The supervisory board is responsible for running the scheme, and will introduce specific programs from time to time.

The Stock Option Scheme for 2007 covers 40 beneficiaries, who are entitled to a total of up to 1.31% of the subscribed and paid in share capital, representing 5,120 thousand common shares. The options may be exercised as from April 12, 2008, in four equal annual blocks, each equivalent to 25% of the total options granted.

The concession price was based on the weighted average Bovespa price during the 30 days immediately preceding the concession date, and it will be corrected monetarily according to the variations of the IGP-M inflation index.

The beneficiaries may choose to receive the difference between the market value and the strike price of their options, or to receive the corresponding shares.

The grace period for exercising the first block of options expired on April 12, 2008, and a total of 167,101 options were exercised, with the corresponding treasury stock being transferred to the beneficiaries who took up their options, at the price of R$ 28.26 per share. This yielded cash generation of R$ 9.0 billion, the writing off of 4,723 shares held in treasury, and a gain of R$ 4,279 recorded in the reserve for premiums on the disposal of shares.

The following table summarizes the transactions carried out involving preferred stock, up to June 30, 2008:

	In reais
	Number of shares		Concession	Strike price
	(thousand	)	price	2008	2007

Granted in April 2007	5,120		50.98	58.03	54.32

Options exercised	(167)

Options outstanding at June 30, 2008	4,953

The following table shows the position of the options outstanding as at June 30, 2008:

	Outstanding options			Exercisable options

Exercise price	Number of	Period		Number of
range at the	shares	remaining	Strike	shares	Strike
concession date	(thousand)	(months)	price	(thousand)	price

R$ 50.00 – 59.99	4,953	34	58.03	4,953	58.03

If one were to apply the registration required under the IFRS, the amount of the premium on the TNLP3 stock options would affect the net income for the half year ended on June 30, 2008 of R$ 27,467 (12/31/2007 – R$ 43,511).

28        Transactions with related parties – parent company

Transactions with related parties are carried out at prices, over terms and under other conditions similar to those with third parties. The principal transactions are summarized below:

	06/30/2008

				TNL PCS
	TMAR	Oi	TNL Trading	Participações	Way TV	Total

Assets
Loans to subsidiaries			38		15,421	15,459
Other assets	5,347					5,347

	5,347		38		15,421	20,806

Liabilities
Loans and financing		424,310				424,310

Income
Financial income	8,810		2	1,499	421	10,732

Expenses
Financial expenses	(11)	(20,864)				(20,875)

	03/31/2008

				Telemar
	TMAR	Oi	TNL Trading	Participações	Total

Assets
Loans to subsidiaries			36		36
Dividends and interest on capital	803,361				803,361
Other assets	5,386				5,386

	808,747		36		808,783

Liabilities
Loans and financing		393,455			393,455
Dividends and interest on capital				104,985	104,985

		393,455		104,985	498,440

	06/30/2007

					TNL PCS	Telemar
	TMAR	Oi	TNL.Net	TNL Trading	Participações	Telecomunicações	Total

Income
Financial income	16,665			2	8,947		25,614

Expenses
Financial expenses	(2,599)	(7,386)	(225)			(149)	(10,359)

(a)        Lines of credit extended by the parent company

            The lines of credit extended by TNL to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ projected cash flows, and the remuneration is equivalent to 104% of the CDI rate (03/31/2008 – 104% of the CDI rate).

(b)       BNDES loans

In December 1999, some of the subsidiaries providing wireline telephony services, which were later consolidated in TMAR, took out bridging loans from the BNDES, the parent company of BNDESPar, which holds 25% of the voting capital of the Oi group’s holding company, Telemar Participações S.A.. The total amount of these loans was R$ 400 million, maturing in December 2000 and bearing interest based on the SELIC rate, plus a spread of 6.5% p.a..

In December 2000, each of the concession holders closed an on-lending contract with the BNDES and a group of banks, for a grand total of R$ 2.7 billion, in order to finance the expansion of their telecom networks and make operational improvements aimed at complying with the universal access (PGMU) and quality (PGMQ) targets set by the regulator ANATEL. The BNDES disbursed 30% of the total directly to the concession holders and provided the other 70% indirectly, through the agent banks. The financing contract provided for two sub-loans, both of which matured in January 2008, when they were duly settled.

In December 2003, TMAR closed a new loan contract with the BNDES, in order to finance its investment program for expansion and operational improvements to the wireline network during the period 2002 to 2004. Between December 2003 and October 2004, TMAR drew down a total of R$ 530 million against this loan facility. The interest was paid on a quarterly basis until April 2005, becoming monthly thereafter. The principal is due on a monthly basis, from May 2005 until the final installment, which is due in January 2011.

In September 2004, Oi closed a contract with the BNDES for a R$ 663 million line of credit, aimed at financing the setting up of the operational infrastructure for GSM mobile telephony in the southeast, northeast and north of Brazil. The principal is to be repaid in 78 (seventy-eight) monthly installments, as from May 2006, with the final installment coming due in October 2012.

In December 2005, with the lender’s consent, TMAR assumed the aforementioned debt, along with all the ensuing financial obligations stemming from Oi’s contract with the BNDES.

In July 2005, TMAR obtained credit from the BNDES of up to R$ 218 million, and drew down R$ 82 million of that sum to finance its program for meeting the regulator’s universal service targets before the end of that same year. The facility has a maturity of eight years and there is a 12-month grace period. The interest is based on the TJLP (Long Term Interest Rate).

In December 2005, TMAR obtained a new line of credit from the BNDES, in order to finance its program for meeting the obligations defined in the 2006 Concession Contract, and drew down R$ 26 million. This is an eight-year facility, with an 18-month grace period, and the interest is based on the TJLP.

 In November 2006, TMAR closed a financing contract with the BNDES for the sum of R$ 1,971 million, divided into two sub-loans of R$ 1,771 million and R$ 200 million. That same month, TMAR drew down R$ 810 million, and a further R$ 700 million in September 2007. The financial charges are due on a quarterly basis until June 2009, after which payment is monthly, from July 2009 to June 2014. Repayment of the principal is due on a monthly basis as from July 2009.

In July 2007, Oi closed a financing contract with the BNDES for the sum of R$ 467 million, to provide resources for the expansion and technological upgrading of its mobile telecom network, planned for the period between 2006 and 2008. Oi drew down R$ 290 million that same month and a further R$ 150 million in October 2007. The financial charges are due on a quarterly basis up to January 2010, after which payment is monthly, from February 2010 to January 2015. Repayment of the principal is due on a monthly basis as from February 2010.

29        Insurance

During the period of the concession, it is the responsibility of the concession holder to maintain the following insurance cover, in accordance with the contractual periods: comprehensive insurance against all risk of material damage to the insurable assets owned under the concessions, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access, in accordance with the provisions of Clause XXIV of the Concession Contracts.

The assets and responsibilities of material value and/or subject to high risk are all covered by insurance. TNL and its subsidiaries hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), among other things. The management believes that the amount of the insurance cover is sufficient to ensure the integrity of the company’s assets and the continuity of its operations, as well as compliance with the rules set down in the Concession Contracts.

As at June 30, 2008, the insurance policies provided the following cover, according to risk and the nature of the asset:

Type of insurance	2008

Operational risk and loss of business	800,000
Fire - inventory	153,000
Civil liability - third parties *	160,400
Concession guarantee	28,800
Theft - inventory	30,000
Civil liability - general	20,000
Civil liability - vehicles	3,000

* at the exchange rate on the last business day of the quarter (June 30, 2008).

30        Other information

Acquisition of a controlling stake in BRASIL TELECOM – developments up to the present moment:

(i)        Engagement of the services of Credit Suisse First Boston as Factor in the proposed acquisition of controlling stakes in BrT Part and BrT, acting on behalf and on the instructions of TMAR (in accordance with the Material Information Release by TNL and TMAR on April 25, 2008).

(ii)       Announcement of the completion of the negotiations and details of the transaction in a Material Information Release by TNL and TMAR on April 25, 2008.

(iii)      Payments by TMAR, amounting to R$ 315 million (as foreseen in the Material Information Release by TNL and TMAR on April 25, 2008), see Note 5 (ii).

(iv)      Securing by TMAR of R$ 4.3 billion in financing to fund the operation, see Note 19b (i).

(v)       Direct acquisition in the market of BrT Part and BrT preferred stock (in May and June 2008), see Note 1.

(vi)      Disclosure of the Public Enquiry regarding the final text of the PGO (General Concession Plan), on June 17, 2008, which is expected to be completed on August 1, 2008;

On June 17, 2008,  ANATEL published two Public Enquiries, one on the proposed revision of the PGO and the other in regard to the PGR (General Plan to Update the Regulations).

The revised text of the PGO contains proposed changes in the regulations that remove the restrictions against a single group owning STFC concessions in more than one PGO region. If approved for the final version of the document, this alteration could allow the acquisition of Brasil Telecom by TMAR.

With specific regard to the PGO, in accordance with legal provisions, after analyzing the various suggestions, ANATEL will forward its proposals to the Ministry of Communications, which will analyze them in its turn and then submit the final version for sanctioning under a Presidential Decree.

(vii)     Public Share Offering for acquisition of the outstanding BrT Part and BrT preferred stock (in accordance with the Material Information Release by TNL and TMAR on July 22, 2008).

A voluntary public share offering was carried out by the indirect subsidiaries Copart 1 and Copart 2, on July 22, 2008, with the aim of purchasing one third of the outstanding preferred stock issued by BrT Part and BrT. Copart 1 acquired 20,826,442 BrT Part preferred shares (BRTP4) at a unit cost of R$ 30.47, making a total of R$ 634,582, and Copart 2 acquired 13,366,365 BrT preferred shares (BRTO4) at a unit cost of R$ 23.42, making a total of R$ 313,040.

As a result of the acquisitions effected under the voluntary public share offering, TMAR assumed indirect control of 58,956,565 BrT preferred shares and 76,645,842 BrT Part preferred shares, representing, respectively, 18.9% of the total preferred stock and 10.5% of the share capital of BrT, and 33.3% of the total preferred stock and 21.11% of the share capital of BrT Part.

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ITEM	3 - 06/30/2008	4 - 03/31/2008

1	TOTAL ASSETS	34,963,506	29,762,832
1.01	CURRENT ASSETS	13,460,711	12,234,089
1.01.01	CASH & EQUIVALENT	7,405,874	6,457,766
1.01.02	CREDITS	3,471,329	3,267,967
1.01.03	INVENTORIES	160,330	114,310
1.01.04	OTHER	2,423,178	2,394,046
1.01.04.01	DEFERRED / RECOVERABLE TAXES	1,619,202	1,576,212
1.01.04.02	ADVANCES TO EMPLOYEES	22,381	22,935
1.01.04.03	ADVANCES TO SUPPLIERS	88,361	94,999
1.01.04.04	PREPAID EXPENSES	666,521	674,509
1.01.04.05	OTHER CURRENT ASSETS	26,713	25,391
1.02	NON-CURRENT ASSETS	21,502,795	17,528,743
1.02.01	LONG-TERM ASSETS	4,227,205	4,020,398
1.02.01.01	SUNDRY CREDITS	2,397,215	2,337,794
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	2,337,283	2,277,843
1.02.01.01.02	CREDITS RECEIVBLE	59,932	59,951
1.02.01.02	RELATED PARTIES	3,282	4,693
1.02.01.02.01	SUBSIDIARIES	3,282	4,693
1.02.01.03	OTHER	1,826,708	1,677,911
1.02.01.03.01	JUDICIAL DEPOSITS AND EMBARGOES	1,241,763	1,184,199
1.02.01.03.02	TAX INCENTIVES	63,792	63,792
1.02.01.03.03	FINANCIAL INVESTMENTS	23,783	23,285
1.02.01.03.04	PREPAID EXPENSES	486,337	393,620
1.02.01.03.05	OTHER LONG-TERM ASSETS	11,033	13,015
1.02.02	PERMANENT ASSETS	17,275,590	13,508,345
1.02.02.01	INVESTMENTS	2,640,210	189,640
1.02.02.01.01	HOLDINGS IN AFFILIATES	0	0
1.02.02.01.02	HOLDINGS IN SUBSIDIARIES - GOODWILL	267,710	140,090
1.02.02.01.03	OTHER INVESTMENTS	2,372,500	49,550
1.02.02.01.03.01	HOLDINGS ASSESSED BY THE COST METHOD	2,355,672	32,765
1.02.02.01.03.02	OTHER	16,828	16,785
1.02.02.02	PROPERTY, PLANT & EQUIPMENT	12,030,969	11,586,169
1.02.02.03	INTANGIBLE ASSETS	2,269,159	1,413,943
1.02.02.04	DEFERRED ASSETS	335,252	318,593

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ITEM	3 - 06/30/2008	4 - 03/31/2008
2	TOTAL LIABILITIES	34,963,506	29,762,832
2.01	CURRENT LIABILITIES	6,695,244	6,184,003
2.01.01	LOANS & FINANCING	2,095,384	2,081,892
2.01.02	DEBENTURES	79,568	17,813
2.01.03	SUPPLIERS	1,980,479	1,723,786
2.01.04	TAXES & CONTRIBUTIONS	1,146,147	1,082,951
2.01.04.01	DEFERRED / PAYABLE TAXES	1,007,137	946,076
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	139,010	136,875
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	163,184	917,733
2.01.06	OTHER	1,230,482	359,828
2.01.06.01	PAYROLL & SOCIAL CHARGES / BENEFITS	176,877	148,382
2.01.06.02	THIRD-PARTY CONSIGNMENTS	32,223	25,335
2.01.06.03	AUTHORIZATIONS PAYABLE	907,154	155,172
2.01.06.04	OTHER CURRENT LIABILITIES	114,228	30,939
2.02	NON-CURRENT LIABILITIES	14,102,728	9,836,324
2.02.01	LONG-TERM LIABILITIES	14,013,408	9,831,486
2.02.01.01	LOANS & FINANCING	8,762,090	4,686,901
2.02.01.02	DEBENTURES	2,191,590	2,190,997
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	2,060,182	1,954,294
2.02.01.04	OTHER	999,546	999,294
2.02.01.04.01	DEFERRED / PAYABLE TAXES	88,073	84,578
2.02.01.04.02	REFIS II - TAX REFINANCING PROGRAM	633,857	658,246
2.02.01.04.03	AUTHORIZATIONS PAYABLE	120,441	114,744
2.02.01.04.04	OTHER LONG-TERM LIABILITIES	157,175	141,726
2.02.02	UNREALIZED EARNINGS	89,320	4,838
2.02.02.01	NET DISCOUNT ON THE ACQUISITION OF AIX	3,225	4,838
2.02.02.02	OPERATING PROFIT	86,095	0
2.03	MINORITY SHAREHOLDINGS	2,757,421	2,592,049
2.04	NET EQUITY	11,408,113	11,150,456
2.04.01	CAPITAL STOCK	5,448,731	4,688,731
2.04.02	CAPITAL RESERVES	29,363	25,083
2.04.03	REVENUE RESERVES	5,195,668	5,950,945
2.04.03.01	LEGAL RESERVE	324,811	324,811
2.04.03.02	OTHER REVENUE RESERVES	4,870,857	5,626,134
2.04.03.02.01	INVESTMENT RESERVE	5,239,400	5,999,400
2.04.03.02.02	TREASURY STOCK	(368,543)	(373,266)
2.04.04	RETAINED EARNINGS (ACCUMULATED LOSSES)	734,351	485,697

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

07.01 - CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ITEM	3 -	4 -	5 -	6 -
		From: 04/01/2008 To: 06/30/2008	From: 01/01/2008 To: 06/30/2008	From: 04/01/2007 To: 06/30/2007	From: 01/01/2007 To: 06/30/2007
3.01	GROSS SALES REVENUE	6,752,258	13,203,119	6,209,619	12,373,028
3.02	DEDUCTIONS FROM GROSS REVENUE	(2,075,358)	(4,036,780)	(1,852,033)	(3,710,097)
3.03	NET SALES REVENUE	4,676,900	9,166,339	4,357,586	8,662,931
3.04	COST OF GOODS SOLD / SERVICES PROVIDED	(2,380,211)	(4,695,221)	(2,294,156)	(4,629,110)
3.05	GROSS PROFIT	2,296,689	4,471,118	2,063,430	4,033,821
3.06	OPERATING REVENUE/( EXPENSES)	(1,762,147)	(3,029,304)	(1,242,338)	(2,584,370)
3.06.01	SALES	(861,455)	(1,620,658)	(705,066)	(1,316,011)
3.06.02	GENERAL & ADMINISTRATIVE	(383,548)	(715,295)	(256,604)	(575,981)
3.06.03	FINANCIAL	(26,665)	(170,273)	(147,807)	(307,327)
3.06.03.01	FINANCIAL INCOME	250,052	507,083	195,174	426,734
3.06.03.02	FINANCIAL EXPENSES	(276,717)	(677,356)	(342,981)	(734,061)
3.06.04	OTHER OPERATING REVENUE	152,287	306,478	143,533	272,184
3.06.05	OTHER OPERATING EXPENSES	(595,366)	(834,785)	(289,739)	(666,825)
3.06.06	EQUITY ADJUSTMENTS	(47,400)	5,229	13,345	9,590
3.07	NET OPERATING INCOME (EXPENSES)	534,542	1,441,814	821,092	1,449,451
3.08	NON-OPERATING INCOME/(EXPENSES), NET	7,862	11,767	8,843	11,589
3.08.01	INCOME	20,175	27,649	11,111	15,237
3.08.02	EXPENSES	(12,313)	(15,882)	(2,268)	(3,648)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	542,404	1,453,581	829,935	1,461,040
3.10	PROVISION FOR INCOME TAX & SOC. CONTRIB.	(172,836)	(504,607)	(294,061)	(564,578)
3.11	DEFERRED INCOME TAX/SOCIAL CONTRIBUTION	(53,316)	(42,230)	30,178	91,240
3.12	PROFIT SHARING/ STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY SHAREHOLDINGS	(67,598)	(172,393)	(98,520)	(177,449)
3.15	NET PROFIT/(LOSS) FOR THE PERIOD	248,654	734,351	467,532	810,253